UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

SCHEDULE 14A INFORMATION
**PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE
SECURITIES EXCHANGE ACT OF 1934**

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☐ Preliminary Proxy Statement

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☒ Definitive Proxy Statement

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☐ Soliciting Material Pursuant to § 240.14a-12

INSEEGO CORP.
(Name of Registrant as Specified in Its Charter)

(Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

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2017 PROXY STATEMENT

AND NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

June 14, 2017 | San Diego, California



inseego

April 28, 2017

Dear Stockholder:

You are cordially invited to attend the 2017 Annual Meeting of Stockholders (the “Annual Meeting”) of Inseego Corp., a Delaware corporation (the “Company”). The Annual Meeting will be held on Wednesday, June 14, 2017 at 1:00 p.m., local time, at the Company’s headquarters located at 9605 Scranton Road, Suite 300, San Diego, California 92121.

We are pleased to take advantage of the Securities and Exchange Commission (the “SEC”) rule that allows companies to furnish proxy materials to their stockholders over the Internet. As a result, on or about May 3, 2017, we are mailing to most of our stockholders a Notice of Internet Availability of Proxy Materials (the “Notice”) instead of a paper copy of our proxy materials, which include our Notice of Annual Meeting of Stockholders, this proxy statement, our 2016 Annual Report on Form 10-K (the “2016 Annual Report”) and a proxy card or voting instruction form. We believe that this process allows us to provide our stockholders with the information they need in a more timely manner, while reducing the environmental impact and lowering the costs of printing and distributing our proxy materials. The Notice contains instructions on how to access those documents on the Internet. The Notice also contains instructions on how to request a paper copy of our proxy materials. All stockholders who have previously requested a paper copy of our proxy materials will continue to receive a paper copy of the proxy materials by mail.

It is important that your shares be represented at the Annual Meeting. Whether or not you plan to attend, please vote online, by telephone or, if you requested printed copies of these materials, by signing and returning your proxy card. Any stockholder who attends the Annual Meeting may vote in person, even if the stockholder has voted online, by telephone or by mail, provided that if your shares are registered in the name of a broker, dealer, bank or other nominee, you must obtain a legal proxy from your broker, dealer, bank or other nominee and bring it with you to the Annual Meeting. If you hold your shares through an account with a broker, dealer, bank or other nominee, please follow the instructions you receive from them to vote your shares.

We hope that you will be able to attend the Annual Meeting and we look forward to seeing you.

Sincerely,

Lance W. Bridges

Lance Bridges

Senior Vice President, General Counsel and Secretary

inseego

9605 Scranton Road
Suite 300
San Diego, CA 92121

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Date	Wednesday, June 14, 2017
Time	1:00 p.m., local time
Location	Inseego Corp. 9605 Scranton Road, Suite 300 San Diego, California 92121
Items of Business	(1) Elect one director to serve until the 2020 annual meeting of stockholders; (2) Approve the amendment of the Amended and Restated Inseego Corp. 2000 Employee Stock Purchase Plan to increase the number of shares issuable under the plan by 1,000,000 shares and extend the term of the plan by five years; (3) Hold an advisory vote on executive compensation; (4) Hold an advisory vote on the frequency of the advisory vote on executive compensation; (5) Ratify the appointment of Mayer Hoffman McCann P.C. as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2017; and (6) Transact any other business properly brought before the Annual Meeting or any adjournment or postponement thereof.
Record Date	Close of business on April 28, 2017

Information concerning the matters to be voted upon at the Annual Meeting is set forth in the proxy statement accompanying this notice.

Your vote is very important. Whether or not you plan to attend the Annual Meeting, please vote your shares online, by telephone or, if you requested printed copies of these materials, by signing and returning your proxy card. If you hold shares through an account with a broker, dealer, bank or other nominee, please follow the instructions you receive from them to vote your shares.

By Order of the Board of Directors,

Lance W. Bridges

Lance Bridges
Senior Vice President, General Counsel and Secretary

April 28, 2017
San Diego, California

IMPORTANT NOTICE REGARDING INTERNET AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON JUNE 14, 2017:

The Notice of Annual Meeting of Stockholders, Proxy Statement and the Company's 2016 Annual Report on Form 10-K are available at *www.inseego.com/proxymaterials.*

PROXY STATEMENT SUMMARY

This summary highlights information contained elsewhere in the proxy statement. This summary does not contain all of the information that you should consider, and you should read the entire proxy statement carefully before voting.

2017 Annual Meeting of Stockholders

Time and Date	1:00 p.m., local time on Wednesday, June 14, 2017
Location	Inseego Corp., 9605 Scranton Road, Suite 300, San Diego, California 92121
Record Date	Close of business on April 28, 2017
Voting	Shareholders of record as of the Record Date are entitled to one vote per share on each matter to be voted upon at the Annual Meeting.
Entry	Everyone attending the Annual Meeting will be required to present both proof of ownership of the Company's common stock and valid picture identification, such as a driver's license or passport. If your shares are held through an account with a broker, dealer, bank or other nominee, you will need a recent brokerage account statement or letter from your broker, dealer, bank or other nominee reflecting stock ownership as of the Record Date. If you do not have both proof of ownership of the Company's common stock and valid picture identification, you may not be admitted to the Annual Meeting. If you need directions to the Annual Meeting so that you may attend or vote in person, please contact Inseego Corp., 9605 Scranton Road, Suite 300, San Diego, California 92121, Attn: Secretary, or contact the Company's Secretary by telephone at (858) 812-3400.

Voting Matters and Board Recommendations

The Board of Directors of the Company (the "Board") is not aware of any matter that will be presented for a vote at the Annual Meeting other than those shown below.

Proposal	Board Recommendation	Page Reference
Proposal 1: Election of Director	FOR the nominee	5
Proposal 2: Approval of the Amendment of the Amended and Restated Inseego Corp. 2000 Employee Stock Purchase Plan	FOR	40
Proposal 3: Advisory Vote on Executive Compensation	FOR	43
Proposal 4: Advisory Vote on the Frequency of the Advisory Vote on Executive Compensation	1 YEAR	44
Proposal 5: Ratification of the Appointment of Mayer Hoffman McCann P.C. as the Company's Independent Registered Public Accounting Firm for the Fiscal Year Ending December 31, 2017	FOR	45

Voting Methods

If you are a holder of record on the Record Date, you can vote your shares:

 *By Internet.* By logging onto the secure website included on the proxy card and following the instructions provided any time up until 1:00 a.m., Pacific Time, on June 14, 2017.

 *By Telephone.* By calling the telephone number listed on the proxy card and following the instructions provided by the recorded message any time up until 1:00 a.m., Pacific Time, on June 14, 2017.

 *By Mail.* If you requested printed copies of these materials, by completing, signing, dating and promptly returning the proxy card in the postage-paid return envelope provided with the proxy materials for receipt prior to the Annual Meeting.

 *In Person.* By voting in person at the Annual Meeting (if you satisfy the admission requirements, as described above). Even if you plan to attend the Annual Meeting, we encourage you to vote in advance by Internet, telephone or mail so that your vote will be counted in the event you later decide not to attend the Annual Meeting.

TABLE OF CONTENTS

INSEEGO CORP.
9605 Scranton Road, Suite 300
San Diego, California 92121

PROXY STATEMENT

QUESTIONS AND ANSWERS ABOUT THIS PROXY STATEMENT

What is the purpose of this proxy statement?

This proxy statement (the "Proxy Statement") is being furnished to you on behalf of the Board to solicit your proxy to vote at the Annual Meeting of the Company to be held on Wednesday, June 14, 2017, at 1:00 p.m., local time, at the Company's headquarters located at 9605 Scranton Road, Suite 300, San Diego, California 92121. You are invited to attend the Annual Meeting to vote on the proposals described in this Proxy Statement.

Why did I receive a notice in the mail regarding the Internet availability of the proxy materials instead of a paper copy of the proxy materials?

As permitted by the SEC, we are making this Proxy Statement and our 2016 Annual Report available to our stockholders electronically via the Internet. On or about May 3, 2017, we are mailing to most of our stockholders the Notice in lieu of a printed copy of the proxy materials. All stockholders who have previously requested a printed copy of the Company's proxy materials will continue to receive a printed copy of the proxy materials. All other stockholders will not receive a printed copy of the proxy materials unless one is requested.

Who is entitled to vote at the Annual Meeting?

Holders of record of our common stock as of the close of business on April 28, 2017 (the "Record Date"), are entitled to notice of, and to vote at, the Annual Meeting. If your shares of common stock were registered directly in your name with our transfer agent, Computershare Trust Company, at the close of business on the Record Date, then you are a holder of record and are entitled to notice of, and to vote at, the Annual Meeting. If your shares were not directly held in your name, but were held through an account with a broker, dealer, bank or other nominee at the close of business on the Record Date, then your shares are held in "street name" and the organization holding your account is considered the holder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to instruct

your broker, dealer, bank or other nominee on how to vote your shares and are invited to attend the Annual Meeting. However, since you are not the holder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from your broker, dealer, bank or other nominee.

What matters will be considered at the Annual Meeting?

At the Annual Meeting, our stockholders will be asked to:

(1) Elect one director to serve until the 2020 annual meeting of stockholders;

(2) Approve the amendment of the Amended and Restated Inseego Corp. 2000 Employee Stock Purchase Plan (the "Purchase Plan") to increase the number of shares issuable under the Purchase Plan by 1,000,000 shares and extend the term of the Purchase Plan by five years;

(3) Hold an advisory vote on executive compensation;

(4) Hold an advisory vote on the frequency of the advisory vote on executive compensation;

(5) Ratify the appointment of Mayer Hoffman McCann P.C. as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2017; and

(6) Transact any other business properly brought before the Annual Meeting or any adjournment or postponement thereof.

How many votes do I have?

Each holder of record as of the Record Date is entitled to one vote for each share of common stock held by such holder on the Record Date. As of the close of business on April 27, 2017, 55,971,423 shares of common stock were outstanding and entitled to vote at the Annual Meeting. The Company does not expect the number of outstanding shares to materially change between April 27, 2017 and the Record Date.

What are the Board's recommendations on how I should vote my shares?

Proposal	Board Recommendation	Page Reference
Proposal 1: Election of Director	FOR the nominee	5
Proposal 2: Approval of the Amendment of the Amended and Restated Inseego Corp. 2000 Employee Stock Purchase Plan	FOR	40
Proposal 3: Advisory Vote on Executive Compensation	FOR	43
Proposal 4: Advisory Vote on the Frequency of the Advisory Vote on Executive Compensation	1 YEAR	44
Proposal 5: Ratification of the Appointment of Mayer Hoffman McCann P.C. as the Company's Independent Registered Public Accounting Firm for the Fiscal Year Ending December 31, 2017	FOR	45

How do I cast my vote?

If you are a holder of record on the Record Date, you can vote your shares:

 *In Person.* By voting in person at the Annual Meeting (if you satisfy the admission requirements, as described above). Even if you plan to attend the Annual Meeting, we encourage you to vote in advance by Internet, telephone or mail so that your vote will be counted in the event you later decide not to attend the Annual Meeting.

 *By Telephone.* By calling the telephone number listed on the proxy card and following the instructions provided by the recorded message.

 *By Internet.* By logging onto the secure website listed on the proxy card and following the instructions provided.

 *By Mail.* If you requested printed copies of these materials, by completing, signing, dating and promptly returning the proxy card in the postage-paid return envelope provided with the proxy materials.

If you submit a valid proxy to us before the Annual Meeting, we will vote your shares as you direct (unless your proxy is subsequently revoked in the manner described below). Telephone and Internet voting is available through 1:00 a.m., Pacific Time, on Wednesday, June 14, 2017. If you vote by mail, your proxy card must be received before the Annual Meeting to ensure that your vote is counted.

> **If your shares are held in "street name," your broker, dealer, bank or other nominee will provide you with instructions on how to vote your shares. To be sure your shares are voted in the manner you desire, you should instruct your broker, dealer, bank or other nominee on how to vote your shares.**

Instructing your broker, dealer, bank or other nominee how to vote your shares is important due to the stock exchange rule that prohibits your broker, dealer, bank or other nominee from voting your shares with respect to certain proposals without your express voting instructions.

If you hold your shares in "street name" and wish to attend the Annual Meeting and vote your shares in person, you must obtain a valid proxy from your broker, dealer, bank or other nominee.

Can I revoke my proxy?

Yes. However, your presence at the Annual Meeting will not automatically revoke your proxy. If you are a registered holder, you may change or revoke your proxy at any time before a vote is taken at the Annual Meeting by giving notice to the Company's Secretary in writing during the Annual Meeting or in advance of the Annual Meeting by executing and forwarding to the Company's Secretary a later-dated proxy or by voting a later proxy over the telephone or the Internet. If your shares are held in "street name," you should check with the broker, dealer, bank or other nominee that holds your shares to determine how to change or revoke your vote.

What if I return a signed proxy card but do not provide voting instructions?

All properly submitted proxies, unless revoked in the manner described above, will be voted at the Annual Meeting in accordance with your instructions on the proxy. If a properly executed proxy gives no specific voting instructions, the shares of common stock represented by such proxy will be voted:

- **FOR** the election of the one director nominee to serve until the 2020 annual meeting of stockholders;

- **FOR** the approval of the amendment of the Purchase Plan;

- **FOR** the advisory vote on executive compensation;

- **FOR** the selection of ONE YEAR as the frequency of the advisory vote on executive compensation;

- **FOR** the ratification of the appointment of Mayer Hoffman McCann P.C. as the Company's independent registered public accounting firm for the fiscal year ended December 31, 2017; and

- at the discretion of the proxy holders with respect to any other matter that is properly presented at the Annual Meeting.

What will constitute a quorum at the Annual Meeting?

Holders of a majority of shares of our outstanding common stock entitled to vote at the Annual Meeting must be present at the Annual Meeting, in person or by proxy, to constitute a quorum, which is necessary to conduct the Annual Meeting. Your shares will be counted toward the quorum if you submit a properly executed proxy or are present and vote at the Annual Meeting. In addition, votes withheld from the director nominee, abstentions and broker non-votes will be treated as present for the purpose of determining the presence of a quorum for the transaction of business at the Annual Meeting. A broker non-vote occurs when a broker, dealer, bank or other nominee holding shares for a beneficial owner submits a proxy for a meeting but does not vote on a particular proposal because that holder does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner. If there is no quorum, then either the chairman of the meeting or the holders of a majority in voting power of the shares of common stock that are entitled to vote at the meeting, present in person or by proxy, may

adjourn the meeting until a quorum is present or represented.

How many votes are required to approve each proposal?

Proposal 1. Assuming that a quorum is present, the director will be elected by a plurality of the votes cast by holders of our common stock present, in person or by proxy, and entitled to vote at the Annual Meeting. Shares subject to instructions to withhold authority to vote on Proposal 1 will not be voted. This will have no effect on Proposal 1. Broker non-votes will also have no effect on Proposal 1.

Proposal 2. Assuming that a quorum is present, the approval of the amendment of the Purchase Plan to increase the number of shares issuable under the Purchase Plan by 1,000,000 shares and extend the term of the Purchase Plan by five years will require the affirmative vote of the holders of a majority of the common stock present, in person or by proxy, and entitled to vote at the Annual Meeting. Abstentions will have the same effect as votes against Proposal 2. Broker non-votes will have no effect on Proposal 2.

Proposal 3. Assuming that a quorum is present, the approval of the advisory vote on executive compensation will require the affirmative vote of the holders of a majority of the common stock present, in person or by proxy, and entitled to vote at the Annual Meeting. Abstentions will have the same effect as votes against Proposal 3. Broker non-votes will have no effect on Proposal 3.

Proposal 4. Assuming that a quorum is present, the frequency that receives a plurality of the votes cast will be considered the advisory vote of the Company's stockholders. The proxy holders will vote all proxies received for ONE YEAR unless instructed otherwise. Abstentions and Broker non-votes will not have any effect on Proposal 4.

Proposal 5. Assuming that a quorum is present, the ratification of the appointment of Mayer Hoffman McCann P.C. as the Company's independent registered public accounting firm for the fiscal year ended December 31, 2017 will require the affirmative vote of the holders of a majority of the common stock present, in person or by proxy, and entitled to vote at the Annual Meeting. Abstentions will have the same effect as votes against Proposal 5. Proposal 5 is considered a routine matter under applicable rules. A broker, dealer, bank or other nominee may generally vote on routine matters, and therefore no broker non-votes are expected in connection with Proposal 5.

What happens when multiple stockholders share an address?

A number of brokers with account holders who are stockholders of the Company will be "householding" our proxy materials or other annual meeting materials. A single copy of the proxy materials or other annual meeting materials will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate copy of the documents, please notify your broker and direct a written request to Inseego Corp., 9605 Scranton Road, Suite 300, San Diego, California 92121, Attn: Secretary, or contact the Company's Secretary by telephone at (858) 812-3400. Stockholders who currently receive multiple copies of the proxy materials or other annual meeting materials at their address and would like to request "householding" of future communications should contact their broker. In addition, upon written or oral request to the address or telephone number set forth above, we will promptly deliver a separate copy of the proxy materials or other annual meeting materials to any stockholder at a shared address to which a single copy of the documents was delivered.

What does it mean if I received more than one proxy card?

If you requested printed copies of these materials and you received more than one proxy card, your shares are likely registered in more than one name or are held in more than one account. Please complete, sign, date and promptly return each proxy card to ensure that all of your shares are voted.

Where else are the proxy materials available?

Our Notice of Annual Meeting of Stockholders, this Proxy Statement, the 2016 Annual Report and related materials are available for your review at *www.inseego.com/proxymaterials*.

Who will bear the costs of soliciting votes for the Annual Meeting?

The Company will pay the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials and soliciting votes. We may reimburse brokerage firms, custodians, nominees, fiduciaries and other persons representing beneficial owners for their reasonable expenses in forwarding solicitation material to such beneficial owners. Our directors, officers and employees may also solicit proxies in person or by other means of communication. Such directors, officers and employees will not be additionally compensated but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation.

Where can I find the voting results of the Annual Meeting?

The preliminary voting results will be announced at the Annual Meeting. The final voting results will be reported in a current report on Form 8-K, which will be filed with the SEC within four business days after the Annual Meeting. If our final voting results are not available within four business days after the Annual Meeting, we will file a current report on Form 8-K reporting the preliminary voting results and subsequently file the final voting results in an amendment to the current report on Form 8-K within four business days after the final voting results are known to us.

IMPORTANT NOTICE REGARDING INTERNET AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON JUNE 14, 2017: The Notice of Annual Meeting of Stockholders, this Proxy Statement and the 2016 Annual Report are available at *www.inseego.com/proxymaterials.*

PROPOSAL 1: ELECTION OF DIRECTOR

The Board is divided into three classes. Each class consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board, and each class has a three-year term. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of their election and qualification until the third annual meeting of stockholders following such election. There are currently five directors serving on the Board and one director whose term of office is scheduled to expire at the upcoming Annual Meeting.

The Nominating and Corporate Governance Committee of our Board (the "Nominating and Corporate Governance Committee") has recommended that Philip Falcone be elected to serve a three-year term expiring at the 2020 annual meeting of stockholders. Mr. Falcone is an incumbent director and was originally appointed to the board of directors of Novatel Wireless, Inc., our predecessor issuer, in October 2014 pursuant to the terms of an Investors'

Rights Agreement, dated September 8, 2014 (the "Investors' Rights Agreement"), by and between Novatel Wireless, Inc. and HC2 Holdings 2, Inc. ("HC2 Holdings"). All directors of Novatel Wireless, Inc. became directors of Inseego Corp. in connection with the internal reorganization that was completed in November 2016.

This section contains information about the director nominee and the directors whose terms of office continue after the Annual Meeting. The director will be elected by a plurality of the votes cast by holders of our common stock at the Annual Meeting. Shares subject to instructions to withhold authority to vote on this proposal will not be voted. This will have no effect on the election of the director because, under plurality voting rules, the director nominee receiving the highest number of "for" votes will be elected. Broker non-votes will also have no effect on this proposal. Proxies cannot be voted for a greater number of persons than one, the number of nominees named above.

Nominee to be Elected for a Term Expiring at the 2020 Annual Meeting of Stockholders

Philip Falcone   *Director since October 2014*

Mr. Falcone, age 54, was originally appointed to the board of directors of Novatel Wireless, Inc. in October 2014 pursuant to the terms of the Investors' Rights Agreement and became a member of the Board in connection with the internal reorganization that was completed in November 2016. Mr. Falcone has served as a director of HC2 Holdings, Inc., a Delaware corporation ("HC2"), since January 2014 and as Chairman of the Board, President and Chief Executive Officer of HC2 since May 2014. Mr. Falcone served as President of HRG Group, Inc. (formerly known as Harbinger Group Inc.), a diversified holding company ("HGI"), from 2009 to 2011 and as a director, Chairman of the Board and Chief Executive Officer of HGI from 2009 to 2014. Mr. Falcone has also served as Chief Investment Officer and Chief Executive Officer of Harbinger Capital Partners LLC ("Harbinger Capital") and certain of its affiliates since 2001. Prior to joining the predecessor of Harbinger Capital, Mr. Falcone served as Head of High Yield trading for Barclays Capital where he managed the Barclays High Yield and Distressed trading operations. Mr. Falcone began his career in 1985, trading high yield and distressed securities at Kidder, Peabody & Co. Mr. Falcone received a Bachelor of Arts in Economics from Harvard University. Mr. Falcone has over two decades of experience in leveraged finance, distressed debt and special situations. Mr. Falcone has a strong financial background, including significant experience working with companies in the information technology and broadband industry, and experience serving on public company boards of directors which makes him well-suited to serve on our Board.

On September 16, 2013, the United States District Court for the Southern District of New York entered a final Judgment (the "Final Judgment") approving a settlement between the SEC and Harbinger Capital, Harbinger Capital Partners Special Situations GP, LLC, Harbinger Capital Partners Offshore Manager, L.L.C., and Mr. Falcone (collectively, the "HCP Parties"), in connection with two civil actions previously filed against the HCP Parties by the SEC. One civil action alleged that Harbinger Capital Partners Special Situations GP, LLC, Harbinger Capital Partners Offshore Manager, L.L.C., and Mr. Falcone violated the anti-fraud provisions of the federal securities laws by engaging in market manipulation in connection with the trading of the debt securities of a particular issuer from 2006 to 2008. The other civil action alleged that Harbinger Capital and Mr. Falcone violated the anti-fraud provisions of the federal securities laws in connection with a loan made by Harbinger Capital Partners Special Situations Fund, L.P. to Mr. Falcone in October 2009 and in connection with the circumstances and disclosure regarding alleged preferential treatment of, and agreements with, certain fund investors. The Final Judgment bars and enjoins Mr. Falcone for a period of five years (after which he may seek to have the bar and injunction lifted) from acting as or being an associated person of any "broker," "dealer," "investment adviser," "municipal securities dealer," "municipal adviser," "transfer agent," or "nationally recognized statistical rating organization" (as those terms are defined under the federal securities laws). Additionally, on October 7, 2013, Mr. Falcone delivered a commitment to the Department of Financial Services of the State of New York pursuant to which Mr. Falcone agreed for a period of up to seven years that he will not, directly or indirectly, individually or through any person or entity, exercise control over any New York-licensed insurer.

Directors with Terms Expiring at the 2018 Annual Meeting of Stockholders

Robert Pons   *Director since October 2014*

Mr. Pons, age 60, was originally appointed to the board of directors of Novatel Wireless, Inc. in October 2014 pursuant to the terms of the Investors' Rights Agreement and became a member of the Board in connection with the internal reorganization that was completed in November 2016. Mr. Pons is the President of Spartan Advisors, a management consulting firm specializing in microcap telecom and technology companies. Mr. Pons served as a director of HC2 from September 2011 to May 2016. Mr. Pons also served as President and Chief Executive Officer of HC2 from August 2013 to January 2014 and Executive Chairman of HC2 from January 2014 to April 2014 and served as Executive Vice President of Business Development of HC2 from April 2014 to May 2016. From May 2016 to January 2017 he served as Executive Vice President of PTGi, a wholly owned subsidiary of HC2. From February 2011 to April 2014, Mr. Pons was Chairman of Live Microsystems, formerly Livewire Mobile, Inc., a comprehensive one-stop digital content solution for mobile carriers. From January 2008 until February 2011, Mr. Pons was Senior Vice President of TMNG Global, a leading provider of professional services to the communications, converging media and entertainment industries and the capital formation firms that support them. From January 2004 until April 2007, Mr. Pons served as President and Chief Executive Officer of Uphonia, Inc. (formerly known as SmartServ Online, Inc.), a wireless applications service provider. From August 2003 to January 2004, Mr. Pons served as interim Chief Executive Officer of SmartServ Online, Inc. on a consulting basis. From March 1999 to August 2003, Mr. Pons was President of FreedomPay, Inc., a wireless device payment processing company. During the period from January 1994 to March 1999, Mr. Pons was President of Lifesafety Solutions, Inc., an enterprise software company. Mr. Pons currently serves on the board of directors of Concurrent Computer Corporation, a global leader in multi-screen video delivery, media data management and monetization platforms and as Vice-Chairman of the board of directors of MRV Communications. Within the past five years, he has also served on the boards of directors of Proxim Wireless Corporation, Network-1 Security Solutions, Inc., Arbinet Corporation and DragonWave, Inc. Mr. Pons holds a Bachelor of Arts from Rowan University with Honors. Mr. Pons's experience serving on public company boards of directors and his industry experience, knowledge and relationships provide a relevant and informed background for him to serve as a member of our Board, our lead independent director, a member of the Audit Committee of our Board (the "Audit Committee") and the Compensation Committee of our Board (the "Compensation Committee") and as Chair of the Nominating and Corporate Governance Committee.

David Werner   *Director since January 2004*

Mr. Werner, age 65, served as Co-Chief Executive Officer of Consolidated Aerospace Manufacturing, LLC, an engineered component manufacturer, from December 2012 until his retirement in September 2016. Previously, Mr. Werner also was the Co-Chief Executive Officer of Aerofit, LLC, an engineered component manufacturer, from December 2012 to August 2015, and a co-owner of Aerofit, Inc., from March 2004 to December 2012. From 2002 to 2004, Mr. Werner was a partner in an acquisition and business development venture serving the engineered components market. Mr. Werner also served as Executive Vice President and Chief Financial Officer of Day Runner, Inc. from 1999 to 2002. From 1994 to 1999, Mr. Werner was Executive Vice President and a member of the board of directors of Kaynar Technologies, Inc., a specialty component manufacturer. From 1990 to 1993, Mr. Werner served as Vice President and Chief Financial Officer of Microdot, Inc. From 1978 to 1990, Mr. Werner served in various accounting, financial, operating and executive positions with Lear Siegler. From 1974 to 1978, Mr. Werner worked for Peat, Marwick, Mitchell & Co. (currently KPMG). Mr. Werner is a certified public accountant (inactive) and received a Bachelor of Science in Business Administration and a Master of Business Administration from the University of Southern California. Mr. Werner brings leadership, financial experience and a background in executive management to the Board. Mr. Werner's strong understanding of the issues affecting the Company as a result of more than 20 years of executive experience in various industries provides a relevant and informed background for him to serve as a member of the Nominating and Corporate Governance Committee and the Audit Committee and as Chair of the Compensation Committee. With his background in accounting and finance, Mr. Werner also brings an understanding of financial issues to the Board and the Audit Committee.

Directors with Terms Expiring at the 2019 Annual Meeting of Stockholders

James Ledwith   *Director since March 2008*

Mr. Ledwith, age 71, served as our lead independent director from April 2010 through April 2014. Mr. Ledwith served as a partner at Cohn Reznick, LLP, formerly J.H. Cohn LLP, an accounting and consulting firm, from 1992 until his retirement in 2009 and has been a lecturer at San Diego State University from 2000 to 2007 and from 2011 to the present. Mr. Ledwith served as a director of San Diego Trust Bank, a privately held community bank, from 2004 until its sale in June 2013. Mr. Ledwith is a certified public accountant and received a Bachelor of Science in Business Administration from Babson College and a Masters of Business Administration from the Wharton Graduate Division of the University of Pennsylvania. Mr. Ledwith spent his career primarily in public accounting and has extensive knowledge of accounting and financial reporting rules and regulations. Mr. Ledwith's educational background and accounting expertise provide a solid background for him to advise and consult with the Board on financial and audit-related matters as Chair of the Audit Committee and as a member of the Compensation Committee and the Nominating and Corporate Governance Committee.

Sue Swenson   *Chief Executive Officer since October 2015, Director since June 2012 and Chair of the Board since April 2014*

Ms. Swenson, age 68, is the Company's Chief Executive Officer and Chair of the Board, and has more than 20 years of executive management experience in the telecommunications industry and considerable experience serving on the boards of directors of growing technology companies. Since 1994, she has been a director of Wells Fargo & Company and sits on their Audit and Examination Committee, Governance and Nominating Committee and Regulatory Compliance Oversight Committee. Ms. Swenson also serves as a director on the boards of directors of Harmonic, Inc. and FirstNet, and has previously served on boards of directors of numerous public and private companies, including Spirent Communications Plc, Leap Wireless International, Inc., mBlox and Palm. Ms. Swenson retired in 2011 as President and Chief Executive Officer of Sage Software, Inc., a position she had held since 2008. Before joining Sage Software, Inc. Ms. Swenson held positions at a variety of telecom companies, including as Chief Operating Officer of T-Mobile USA, President and Chief Executive Officer of Leap Wireless International, Inc., and President and Chief Executive Officer of Cellular One. Ms. Swenson holds a Bachelor of Arts from San Diego State University. Ms. Swenson's substantial experience at, and knowledge regarding, high technology companies, including wireless communication companies, provide a particularly relevant and informed background for her to use on the Board.

In the vote on the election of the director nominee, stockholders may:
- Vote **FOR** the nominee; or
- **WITHHOLD** authority to vote for the nominee.

 **THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF THE ABOVE-NAMED NOMINEE AS A DIRECTOR.**

CORPORATE GOVERNANCE

Director Independence

Under the listing requirements of The NASDAQ Stock Market LLC ("NASDAQ"), a majority of the members of our Board must be independent. The Board has determined that our current non-management directors, Messrs. Falcone, Ledwith, Pons and Werner, are each "independent" of the Company and management within the meaning of the NASDAQ listing requirements. Ms. Swenson is not "independent" under the NASDAQ listing requirements because she is an employee of the Company.

Director Nominations

Qualifications. The Nominating and Corporate Governance Committee considers a number of factors in its evaluation of director candidates, including the members of the Board eligible for re-election. These factors include relevant business experience, expertise, character, judgment, length of potential service, diversity, independence, other commitments and the current needs of the Board and its committees. In the case of incumbent directors, the Nominating and Corporate Governance Committee also considers a director's overall service to the Company during his or her term, including the number of meetings attended, level of participation and quality of performance.

While the Nominating and Corporate Governance Committee has not established specific criteria related to a director candidate's education, experience level or skills, it expects qualified candidates will have appropriate experience and a proven record of business success and leadership. The Nominating and Corporate Governance Committee believes the Board should be comprised of a diverse group of individuals with significant and relevant senior management and leadership experience, an understanding of technology relevant to the Company and its business, a long-term and strategic perspective and the ability to advance constructive debate and a global perspective. While the Board considers diversity in its evaluation of candidates, the Board does not have a policy specifically focused on diversity.

The Nominating and Corporate Governance Committee has adopted a retirement policy that provides that a non-management director will not be nominated for a term that would begin after such director's 72nd birthday. The policy enables the Board to approve the nomination of a non-management director after the age of 72 if, due to special or unique circumstances, it is in the best interest of the Company and its stockholders that such director continue to be nominated for re-election to the Board.

Stockholder Recommendations. The Nominating and Corporate Governance Committee considers recommendations of potential director candidates from stockholders based on the same criteria as a candidate identified by an individual director or the Nominating and Corporate Governance Committee.

Stockholders may recommend candidates at any time. However, to be considered by the Nominating and Corporate Governance Committee for inclusion in the proxy statement for our next annual meeting of stockholders, the recommendations must be in proper form and delivered to, or mailed and received at, the principal executive offices of the Company not earlier than the 120th day nor later than the close of business on the 90th day prior to the one-year anniversary of the preceding year's annual meeting; provided, however, that if the date of the annual meeting of stockholders is more than 30 days before or more than 60 days after such anniversary date, the recommendation must be delivered, or mailed and received, not earlier than the close of business on the 120th day prior to such annual meeting of stockholders and not later than the close of business on the 90th day prior to such annual meeting of stockholders or, if later, the 10th day following the day on which public disclosure of the date of such annual meeting of stockholders was first made. A stockholder's notice recommending a candidate must include the following:

- As to each Nominating Person (as defined below), the:

  (i) the name and address of such Nominating Person (including, if applicable, the name and address that appear on the Company's books and records); and

  (ii) the class or series and number of shares of the Company's common stock that are, directly or indirectly, owned of record or beneficially owned (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (as so amended and inclusive of such rules and regulations, the

"Exchange Act")) by such Nominating Person;

- As to each Nominating Person, any Disclosable Interests (as defined in Section 5(c)(ii) of the Amended and Restated Bylaws of the Company (the "Bylaws"));

- As to each Nominating Person:

  (i) a representation that the Nominating Person is a holder of record of stock of the Company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose the recommendation; and

  (ii) a representation as to whether the Nominating Person intends or is part of a group which intends (1) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Company's outstanding capital stock required to approve or adopt the recommendation and/or (2) otherwise to solicit proxies or votes from stockholders in support of the recommendation; and

- As to each person whom a Nominating Person proposes to nominate for election as a director:

  (i) all information relating to such proposed nominee that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14(a) under the Exchange Act (including such proposed nominee's written consent to being named in the proxy statement as a nominee and to serving as a director if elected);

  (ii) a description of all direct and indirect compensation and other material agreements, arrangements, and understandings during the past three years, and any other material relationships, between or among any Nominating Person, on the one hand, and each proposed nominee, his or her respective associates or any other participants in such solicitation, and any other persons with whom such proposed nominee (or any of his or her respective associates or other participants in such solicitation) is Acting in Concert (as defined in Section 5(c) of the Bylaws), on the other hand; and

  (iii) a completed and signed questionnaire, representation, and agreement as provided in Section 6(h) of the Bylaws.

For purposes of this Proxy Statement, the term "Nominating Person" shall mean:

(i) the stockholder providing the notice of the nomination proposed to be made at the meeting;

(ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the nomination proposed to be made at the meeting is made;

(iii) any participant with such stockholder or beneficial owner in such solicitation or associate of such stockholder or beneficial owner; and

(iv) any other person with whom such stockholder or such beneficial owner (or any of their respective associates or other participants in such solicitation) is Acting in Concert (as defined in Section 5(c) of the Bylaws).

The Nominating Person's notice must be signed and delivered to the following address:

Inseego Corp.
c/o Secretary
9605 Scranton Road, Suite 300
San Diego, California 92121

Communications with the Board

Stockholders and other interested parties may communicate with the Board, the non-management directors or specific directors by mail addressed to:

Inseego Corp.
c/o Secretary
9605 Scranton Road, Suite 300
San Diego, California 92121

The communication should clearly indicate whether it is intended for the Board, the non-management directors or a specific director. Our Secretary will review all communications and will, on a periodic basis, forward all communications to the appropriate director or directors, other than those communications that are merely solicitations for products or services or that relate to matters that are clearly improper or irrelevant to the functioning of the Board.

Code of Conduct and Ethics

The Board has adopted a code of conduct and ethics that is applicable to all of our directors, officers and employees. The purpose of the code of conduct and ethics is to, among other things, focus our directors, officers and employees on areas of ethical risk, provide guidance to help them recognize and deal with ethical issues, provide mechanisms to report concerns regarding possible unethical or unlawful conduct and to help enhance and formalize our culture of integrity, respect and accountability. We distribute copies of the code of conduct and ethics to, and conduct periodic training sessions regarding its content for, our newly elected directors and newly hired officers and employees. We will post

information regarding any amendment to, or waiver from, our code of conduct and ethics on our website in the Investors tab under ''Corporate Governance'' as required by applicable law. A copy of our code of conduct and ethics is available on our website under the Investors tab under ''Corporate Governance'' at *www.inseego.com*.

INFORMATION REGARDING THE BOARD AND ITS COMMITTEES

The Board currently consists of five members, four of whom are non-management directors. The Board is divided into three classes with each class serving a three-year term. The term of one class expires at each annual meeting of stockholders of the Company.

There are no family relationships among any of our directors. Except as described in this Proxy Statement, there are currently no legal proceedings, and during the past 10 years there have been no legal proceedings, that are material to the evaluation of the ability or integrity of any of our directors.

Board Meetings and Director Attendance

Each director is expected to devote sufficient time, energy and attention to ensure diligent performance of his or her duties and to attend all meetings of the Board and the committees on which he or she serves. In 2016, the Board met eleven times, six of which were telephonic meetings. Each Board member attended at least 75% of the meetings of the Board and the committees on which he or she served during the period for which he or she was a director or committee member.

Annual Meeting of Stockholders

While we encourage our directors to attend our annual meetings of stockholders, we do not have a formal policy regarding their attendance thereof. Ms. Swenson and Mr. Ledwith attended the 2016 annual meeting of stockholders in person and Mr. Pons attended via telephone.

Board Committees

The Board currently has three standing committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Each committee operates under a written charter adopted by the Board. All of the charters are publicly available on our website at *www.inseego.com* in the Investors tab under "Corporate Governance." You may also obtain a copy of these charters upon sending a written request to our Secretary at our principal executive offices.

Upon the recommendation of the Nominating and Corporate Governance Committee, the Board appoints committee members annually. The table below sets forth the current composition of our Board committees:

Name	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Sue Swenson			
Philip Falcone			
James Ledwith	☑	✓	✓
Robert Pons ★	✓	✓	☑
David Werner	✓	☑	✓

☑ Chair   ✓ Member   ★ Lead Independent Director

Audit Committee

The Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements and internal control over financial reporting.

The functions and responsibilities of the Audit Committee include:

- engaging our independent registered public accounting firm and conducting an annual review of the independence of that firm;

- reviewing with management and the independent registered public accounting firm the scope and the planning of the annual audit;

- reviewing the annual audited financial statements and quarterly unaudited financial statements with management and the independent registered public accounting firm;

- reviewing the findings and recommendations of the independent registered public accounting firm and management's response to the recommendations of that firm;

- discussing with management and the independent registered public accounting firm, as appropriate, the Company's policies with respect to financial risk assessment and financial risk management;

- overseeing compliance with applicable legal and regulatory requirements, including ethical business standards;

- establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters;

- establishing procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

- preparing the Audit Committee Report to be included in our annual proxy statement;

- monitoring ethical compliance, including review of related party transactions; and

- periodically reviewing the adequacy of the Audit Committee charter.

In 2016, the Audit Committee met five times, none of which was a telephonic meeting.

Our independent registered public accounting firm reports directly to the Audit Committee. Each member of the Audit Committee must have the ability to read and understand fundamental financial statements and at least one member must have past employment experience in finance or accounting, and the requisite professional certification in accounting or another

comparable experience or background. The Board has determined that each member of the Audit Committee is "independent" as defined by the NASDAQ listing requirements and SEC rules. The Board has also determined that Mr. Ledwith, the Chair of the Audit Committee, meets the requirements of an "audit committee financial expert" as defined by SEC rules.

Compensation Committee

The Compensation Committee establishes, administers and oversees compliance with our policies, programs and procedures for compensating our executive officers and the Board.

The functions and responsibilities of the Compensation Committee include:

- establishing and reviewing our general compensation policies and levels of compensation applicable to our executive officers and our non-management directors;

- evaluating the performance of, and determining the compensation for, our executive officers, including our Chief Executive Officer;

- reviewing regional and industry-wide compensation practices in order to assess the adequacy and competitiveness of our executive compensation programs;

- administering our employee benefits plans, including approving awards of stock, restricted stock units ("RSUs") and stock options to employees and other parties under our equity incentive compensation plans;

- reviewing and discussing with management the disclosures contained in the Compensation Discussion and Analysis to be included in our annual reports on Form 10-K, registration statements, proxy statements or information statements;

- preparing the Compensation Committee Report to be included in our annual proxy statement; and

- periodically reviewing the adequacy of the Compensation Committee charter.

In 2016, the Compensation Committee met four times, none of which were telephonic meetings. The Board has determined that each member of the Compensation Committee is "independent" as defined by the NASDAQ listing requirements.

The Compensation Committee has the sole authority to retain and supervise one or more outside advisors, including outside counsel and consulting firms, to advise the Committee on executive and director compensation matters and to terminate any such adviser. In addition, the Committee has the sole authority to approve the fees of an outside adviser and other terms of such adviser's retention by the Company.

Since late 2014, the Compensation Committee has retained Compensia, Inc. ("Compensia") as its compensation consultant.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee considers, evaluates and nominates director candidates, including the members of the Board eligible for re-election and the recommendations of potential director candidates from stockholders.

The functions and responsibilities of the Nominating and Corporate Governance Committee include:

- developing and recommending a set of corporate governance guidelines applicable to the Company;

- identifying and evaluating candidates to serve on the Board, including determining whether incumbent directors should be nominated for re-election to the Board, and reviewing and evaluating director nominees submitted by stockholders;

- reviewing possible conflicts of interest of prospective Board members;

- recommending director nominees;

- establishing procedures and guidelines for individuals to be considered to become directors;

- recommending the appropriate size and composition of the Board and each of its committees;

- overseeing periodic evaluations of the performance of the Board, the Board committees and the directors;

- monitoring the continued legal compliance of our established principles and policies; and

- periodically reviewing the adequacy of the Nominating and Corporate Governance Committee charter.

In 2016, the Nominating and Corporate Governance Committee met four times, none of which was a telephonic meeting. The Board has determined that each member of the Nominating and Corporate

Governance Committee is "independent" as defined by the NASDAQ listing requirements.

Board Leadership Structure

The Company's policy as to whether the roles of Chair of the Board and Chief Executive Officer should be combined is based on the Company's needs at any particular time. Prior to April 2014, the Company combined the positions of Chair of the Board and Chief Executive Officer and the Board annually elected an independent director to serve as lead director. In April 2014, the Board separated these two roles and created the role of Chair of the Board to be filled by an independent director. Ms. Swenson was elected to serve as Chair of the Board. When Ms. Swenson was appointed as the Company's Chief Executive Officer in October 2015, the Company again combined the positions of the Chair of the Board and Chief Executive Officer. Accordingly, the Board has elected Robert Pons to serve as lead independent director. The Board believes that the current structure is appropriate and provides the most effective leadership for the Company given Ms. Swenson's more than 20 years of executive management experience in the telecommunications industry and considerable experience serving on the boards of directors of growing technology companies. The current structure allows Ms. Swenson to act as a bridge between management and the Board.

The primary responsibilities of the lead independent director include, among other things:

- advising the Chair of the Board as to the schedule of, agenda for and the information to be provided in connection with, Board meetings;

- convening and presiding at meetings of directors at which the Chair of the Board is not present;

- acting as a liaison between the non-management directors, the Company's executive officers and the Chair of the Board, when appropriate; and

- acting as a liaison for communications with Company stockholders.

Board's Role in Risk Oversight

The Board plays an active role in the Company's risk oversight and is responsible for overseeing the processes established to report and monitor systems that mitigate material risks applicable to the Company. The Board delegates certain risk management responsibilities to the committees of the Board. The Audit Committee reviews and discusses with management the Company's policies regarding risk assessment and risk management and the Company's significant financial risk exposures and the actions that management has taken to limit, monitor or control those exposures. The Compensation Committee reviews the compensation of the Company's executive officers at least annually and considers the design of compensation programs and arrangements and potential risks presented thereby. The Nominating and Corporate Governance Committee considers potential risks presented by corporate governance issues affecting the Company and makes recommendations to the Board as appropriate. Each of these committees regularly reports to the Board on matters that involve the specific areas of risk that each committee oversees. The Board also receives regular reports on the Company's risk management from senior representatives of the Company's independent registered public accounting firm.

Director Compensation

We use a combination of cash and equity-based incentive compensation to attract and retain qualified candidates to serve on the Board. Upon the recommendation of the Compensation Committee, the Board makes all compensation decisions for our non-management directors. In recommending director compensation, the Compensation Committee considers, among other things, the amount of time required of directors to fulfill their duties. A director

who is also an employee of the Company does not receive additional compensation for serving as a director.

Cash Compensation. In February 2016, the Board approved the Compensation Committee's recommendation to pay the below components of the annual cash retainer fee to our non-management directors for Board and Board committee service in 2016:

	Chair		Each Other Member	
Board of Directors[1]	$	—	$	40,000
Audit Committee	$	20,000	$	10,000
Compensation Committee	$	14,000	$	6,000
Nominating and Corporate Governance Committee	$	10,000	$	5,000

(1) Ms. Swenson serves on the Board but does not receive additional compensation for her duties as a director or as Chair of the Board.

Equity-Based Compensation. In February 2016, the Board approved the Compensation Committee's recommendation that the Company grant each non-management director 42,500 RSUs, which on the grant date yielded an economic value of $68,850, as partial compensation for their Board service in 2016. The RSUs were granted on March 1, 2016 and vested in full on March 1, 2017.

Director Compensation Table. The table below summarizes the compensation paid to our non-management directors for service on the Board for the year ended December 31, 2016. In addition to the payments below, the Company reimburses directors for reasonable out-of-pocket expenses incurred in connection with attending Board and Board committee meetings.

Name	Fees Earned or Paid in Cash		Stock Awards [1] [2]		Total	
James Ledwith	$	71,000	$	68,850	$	139,850
Philip Falcone	$	40,000	$	68,850	$	108,850
Robert Pons	$	66,000	$	68,850	$	134,850
David Werner	$	69,000	$	68,850	$	137,850



■ Fees Earned or Paid in Cash

■ Stock Awards

(1) Represents the aggregate grant date fair value of the equity awards granted in 2016 as computed in accordance with Accounting Standards Codification ("ASC") Topic 718, excluding the effect of estimated forfeitures. Assumptions used in the calculation of these amounts are included in Note 9, *Share-based Compensation*, in the 2016 Annual Report.

(2) The following table shows, for each of our non-management directors, the aggregate number of stock and option awards outstanding as of December 31, 2016. All option awards reported in the table below were vested in full as of December 31, 2016.

Name	Option Awards	Stock Awards
James Ledwith	38,746	59,449
Philip Falcone	—	52,434
Robert Pons	—	52,434
David Werner	38,746	59,449

EXECUTIVE OFFICERS

The following table sets forth certain information with respect to our current executive officers:

Executive	Age	Title
Sue Swenson	68	Chief Executive Officer
Michael Newman	48	Executive Vice President and Chief Financial Officer
Stephen Sek	51	Senior Vice President and Chief Technology Officer
Lance Bridges	55	Senior Vice President, General Counsel and Secretary

Sue Swenson has served as a director since June 2012, as Chair of the Board since April 2014, and as Chief Executive Officer since October 2015. Ms. Swenson has more than 20 years of executive management experience in the telecommunications industry and considerable experience serving on the boards of directors of growing technology companies. Since 1994, she has been a director of Wells Fargo & Company and sits on their Audit and Examination Committee, Governance and Nominating Committee and Regulatory Compliance Oversight Committee. Ms. Swenson also serves as a director on the boards of directors of Harmonic, Inc. and FirstNet, and has previously served on boards of directors of numerous public and private companies, including Spirent Communications Plc, Leap Wireless International, Inc., mBlox and Palm. Ms. Swenson retired in 2011 as President and Chief Executive Officer of Sage Software, Inc., a position she had held since 2008. Before joining Sage Software, Ms. Swenson held positions in a variety of telecom companies, including as Chief Operating Officer of T-Mobile USA, President and Chief Executive Officer of Leap Wireless International, Inc., and President and Chief Executive Officer of Cellular One. Ms. Swenson holds a Bachelor of Arts from San Diego State University.

Michael Newman has served as our Executive Vice President and Chief Financial Officer since September 2014. He also served as Secretary of the Company from October 2014 to May 2015. Prior to joining the Company, Mr. Newman served as Chief Financial Officer of Websense, Inc. (now ForcePoint, a Raytheon company), a global leader of advanced IT security solutions ("Websense"), from 2011 to 2014. From 2002 to 2011, he served in several other senior executive level positions at Websense, including General Counsel and Chief Administrative Officer. During his time with Websense, Mr. Newman was responsible for accounting, finance, tax, human resources, legal, information technology, facilities and sales operations functions. Prior to joining Websense, Mr. Newman managed securities and corporate

development matters in the legal department for Gateway, Inc., a publicly-traded computer manufacturer. Mr. Newman holds a Juris Doctor from Harvard Law School and a Bachelor of Science in Business Administration from Georgetown University.

Stephen Sek has served as our Senior Vice President and Chief Technology Officer since March 2015. Prior to his appointment to serve as Senior Vice President and Chief Technology Officer, Mr. Sek had been employed by the Company as its Vice President of Global Products since September 2013, and had previously worked at the Company from August 2000 to November 2006 serving in various capacities, including as the Company's director of technology and standards, systems, test and accreditation engineering, general manager of Asia-Pacific, and director of customer technical solutions and technologies. Between 2006 and 2013, he served as Chief Technology Officer for Axesstel, Inc., a San Diego-based provider of wireless broadband access and connected home and voice solutions for the worldwide telecommunications market. At Axesstel, Inc., he was responsible for leading the patent committee and the company's technology realization, he was also responsible for introducing new products and technologies to customers. From 1990 to 2000, Mr. Sek worked at Motorola Inc., where he served in various senior research, engineering and managerial roles for the PCS Advanced Technology Lab, PCS FLEX Technology Systems Division, and Paging and Wireless Data Group. Mr. Sek holds a Bachelor of Science from Boston University and a Master of Science in Electrical Engineering from the University of Southern California.

Lance Bridges has served as our Senior Vice President, General Counsel and Secretary since May 2015. Prior to joining the Company, Mr. Bridges served as Senior Vice President and General Counsel of Entropic Communications, a semiconductor company, from 2007 to 2015. Prior to joining Entropic Communications, Mr. Bridges was a partner at Cooley LLP, serving as outside general counsel to venture backed private companies and publicly traded companies across multiple industries. Mr. Bridges received his Juris Doctor from the University of California, Berkeley School of Law (Boalt Hall) and his Master of Business Administration from The Walter A. Haas School of Business Administration, University of California at Berkeley.

There are no family relationships among any of our executive officers. There are currently no legal proceedings, and during the past 10 years there have been no legal proceedings, that are material to the evaluation of the ability or integrity of any of our current executive officers.

COMPENSATION DISCUSSION AND ANALYSIS

Overview

Decisions with respect to compensation for our executive officers, including our Chief Executive Officer, are made by the Compensation Committee. The following discussion and analysis is focused primarily on the compensation of our named executive officers ("NEOs"). The compensation of our NEOs is presented in the tables and related information and discussed in the *Compensation of Named Executive Officers* section of this Proxy Statement beginning on page 28. Under SEC rules, our NEOs for 2016 were:

Executive	Title
Sue Swenson	Chief Executive Officer
Michael Newman	Executive Vice President and Chief Financial Officer
Stephen Sek	Senior Vice President and Chief Technology Officer
Lance Bridges	Senior Vice President, General Counsel and Secretary

Compensation Philosophy and Objectives

In making decisions with respect to compensation for our executive officers, the Compensation Committee is guided by a pay-for-performance philosophy. The Compensation Committee believes that a significant portion of each executive's total compensation opportunity should vary with achievement of the Company's annual and long-term financial, operational and strategic goals. In designing the compensation program for our executive officers, the Compensation Committee seeks to achieve the following key objectives:

Motivate Executives. The compensation program should encourage our executive officers to achieve the Company's annual and long-term goals.

Align Interests with Stockholders. The compensation program should align the interests of our executive officers with those of our stockholders, promoting actions that will have a positive impact on total stockholder return over the long term.

Attract and Retain Talented Executives. The compensation program should provide each executive officer with a total compensation opportunity that is market competitive. This objective is intended to ensure that we are able to attract and retain qualified executives while maintaining an appropriate cost structure for the Company.

Committee's Role in Establishing Compensation

Our Compensation Committee is currently comprised of Messrs. Werner, Ledwith and Pons, each of whom is an independent director under the Internal Revenue Code of 1986, as amended (the "Code"), and the rules of the NASDAQ and the SEC. The

Compensation Committee makes all compensation decisions for our executive officers, including grants of equity awards. The Compensation Committee believes that one of its key functions is to help ensure that our executives are fairly and reasonably compensated based on their performance and contribution to the Company's growth and profitability, and it seeks to make compensation decisions that support our compensation philosophy and objectives. The agenda for meetings of the Compensation Committee is determined by its Chair, with the assistance of our Chief Financial Officer, who has responsibility for human resources and compensation matters for non-executive employees of the Company.

The Compensation Committee is authorized to retain advisors with respect to compensation matters. The compensation consultant's role is to provide independent third-party advice to assist the Compensation Committee in evaluating and designing our executive compensation policies and programs, including:

- providing recommendations regarding the composition of our comparator group, as described below;

- reviewing and assisting with recommendations regarding current executive compensation levels relative to the market and our performance, including with respect to the retention and promotion of executive officers;

- advising on trends in executive compensation, including best practices; and

- advising on aligning pay and performance.

The Compensation Committee engaged Compensia to advise it on compensation matters for newly appointed executive officers and for non-management directors in 2014. The Compensation Committee subsequently re-engaged Compensia to advise on compensation for our executive officers and certain other key management positions in 2015 and 2016. The Compensation Committee is responsible for reviewing fees paid to compensation consultants to ensure that the consultants maintain their objectivity and independence when rendering advice to the Compensation Committee regarding executive compensation matters. Compensia has been re-engaged in 2017 to advise on compensation for our NEOs and certain other key management positions.

The Compensation Committee reviewed the services provided by Compensia to the Compensation Committee and based on this review has determined that the provision of such services did not give rise to any conflict of interest, taking into account such factors as required by the SEC and applicable law and such other factors as the Compensation Committee determined to be relevant.

Management's Role in Establishing Compensation

Our Chief Executive Officer and our Chief Financial Officer attend Compensation Committee meetings to discuss matters under consideration by the Compensation Committee and to answer questions regarding those matters. The Compensation Committee also regularly meets in executive sessions without any members of management present.

The Compensation Committee members hold discussions with our Chief Executive Officer concerning the compensation for other executive officers. Our Chief Executive Officer provides her assessment of each individual's responsibilities, contribution to the Company's results and potential for future contributions to the Company's success. The Compensation Committee considers this input, but has final authority to set the compensation amounts for all executive officers in its discretion. The Compensation Committee discusses proposals for our Chief Executive Officer's compensation package

with her but always makes final decisions regarding her compensation when she is not present. The Compensation Committee also reviews market data and other relevant information provided by the compensation consultant when considering competitive and market factors in compensation, elements of compensation packages and possible changes to the compensation of our executive officers.

With oversight by the Compensation Committee, our human resources department administers our executive compensation program to implement the compensation decisions made by the Compensation Committee for our executive officers.

Consideration of 2016 Stockholder Advisory Vote

At our 2016 annual meeting of stockholders, our stockholders cast an advisory vote on the Company's executive compensation decisions and policies, as disclosed in the proxy statement issued by the Company in April 2016, pursuant to Item 402 of SEC Regulation S-K (commonly known as the "say-on-pay vote"). Our stockholders approved the compensation of our executive officers, with approximately 95% of shares cast voting in favor of the say-on-pay proposal. As we evaluated our compensation practices and talent needs throughout 2016, we were mindful of the support our stockholders expressed for our philosophy of linking compensation to our financial, operational and strategic goals to incentivize the enhancement of stockholder value. As a result, the Compensation Committee decided to retain our general approach with respect to our executive compensation program.

Comparator Group

Due to changes in the Company's business, primarily as a result of the acquisitions of Feeney Wireless LLC and DigiCore Holdings Limited during 2015, in December 2015, at the Compensation Committee's request, Compensia reevaluated the Company's comparator group and advised the Compensation Committee to make certain changes to the peer group used for evaluating executive officer and non-management director compensation and composition for 2016.

In determining executive officer and non-management director compensation for 2016, the Compensation Committee relied upon the new compensation peer group, developed by Compensia and accepted by the Compensation Committee, which consisted of the following 20 publicly traded companies:

• 8x8, Inc.	• LivePerson, Inc.
• Bazaarvoice, Inc.	• MobileIron, Inc.
• BroadSoft, Inc.	• MRV Communications, Inc.
• CalAmp, Inc.	• Oclaro
• Calix, Inc.	• Oclaro, Inc.
• Digi International, Inc.	• ShoreTel, Inc.
• Epiq Systems, Inc.	• Silver Spring Networks, Inc.
• Fleetmatics Group PLC	• TeleCommunication Systems, Inc.
• Harmonic Inc.	• Telenav, Inc.
• Jive Software, Inc.	• United Online, Inc.

In November 2016, at the Compensation Committee's request, Compensia again reevaluated the Company's comparator group and advised the Compensation Committee to make certain changes to the peer group used for evaluating executive officer and non-management director compensation and composition for 2017. The new peer group reflects the Company's strategic shift away from its historical hardware business and its current objective of becoming a leading global provider of software-as-a-service and solutions for the Internet of Things.

In determining executive officer and non-management director compensation for 2017, the Compensation Committee relied upon the new compensation peer group, developed by Compensia and accepted by the Compensation Committee, which consisted of the following 18 publicly traded companies:

• American Software, Inc.	• LivePerson, Inc.
• Apigee Corporation	• Marin Software Inc.
• ARI Network Services, Inc.	• MobileIron, Inc.
• Bazaarvoice, Inc.	• Model N, Inc.
• BSQUARE Corporation	• NetSol Technologies, Inc.
• ChannelAdvisor Corporation	• Support.com, Inc.
• Covisint Corporation	• Telenav, Inc.
• eGain Corporation	• Upland Software, Inc.
• Jive Software, Inc.	• Xactly Corporation

The Compensation Committee expects to periodically review and update this peer group and the underlying criteria as our business and market environment continue to evolve.

Review of Compensation Program

In developing an annual compensation program for our executive officers, the Compensation Committee typically considers the following three main factors:

Market Competitiveness. The Compensation Committee reviews market data provided by the compensation consultant to evaluate whether changes to the compensation program and pay levels of our executive officers may be appropriate. The Compensation Committee generally seeks to compensate our executive officers by using median compensation levels of the closest corresponding executive positions among our comparator group companies as a data point in determining target pay opportunities.

Internal Equity. The Compensation Committee considers the level of total compensation opportunity for the executive officers in relation to one another to ensure that each executive's contribution to Company performance is appropriately reflected.

Individual Performance. The Compensation Committee considers each individual executive's experience serving in his or her position and the potential for the executive to expand his or her responsibilities and increase his or her contributions to the Company.

Executive Compensation Programs and Policies

The components of our executive compensation program typically provide for a combination of fixed and variable compensation. As described in more detail below, these components are:

- base salary;
- annual incentive compensation;
- long-term incentive awards; and
- severance and change-in-control benefits.

The Compensation Committee typically allocates a significant percentage of the total compensation for our executive officers to annual and long-term incentives as a result of the compensation philosophy and objectives described above. In evaluating the levels of total compensation, the Compensation Committee reviews tally sheets for each executive officer. The tally sheets detail current and historical compensation for each officer, including target and actual base and bonus compensation, equity grants and other benefits generally available to Company employees (e.g., life and health insurance).

Base Salary

The base salary for each of the executive officers is generally paid in cash and represents the fixed portion of his or her total compensation. Base salary compensation is intended to provide a reliable source of income for our executive officers, an important part of retaining our executives, and is not subject to the variability of the annual incentive compensation and long-term incentive compensation components of our executive compensation programs. The base salary of each of our executive officers is reviewed by the Compensation Committee annually. Base salaries are determined on the basis of the factors described above, as well as management responsibilities, level of experience and individual contributions to the Company. In 2014 and 2015, due to cash constraints experienced by the Company, certain executive officers of the Company agreed to accept RSUs in substitution for a portion of their base salary. Beginning January 1, 2016, all of our executive officers receive their total base salary in cash.

Annual Incentive Compensation

The Compensation Committee believes annual incentive compensation should be a key element of the total compensation opportunity of each executive officer. The Compensation Committee also believes that placing a portion of executive compensation at risk each year appropriately motivates executives to achieve Company and individual goals, thereby enhancing stockholder value.

Annually, the Compensation Committee establishes the performance metrics and goals that must be achieved for an executive officer to earn an annual incentive compensation award. In establishing performance metrics for each of our executive officers, the Compensation Committee considers both Company objectives and individual objectives. The Company objectives are based on certain financial, operational and strategic goals of the Company as set forth in our operating plan for that year. Individual objectives may be established for each executive in light of his or her functional group responsibilities and accompanying goals and expectations.

The Compensation Committee assesses performance by comparing actual results to the performance goals established.

The target annual incentive compensation award as a percentage of annual base salary for each executive level at December 31, 2016 was as follows:

Executive Level	Target
Chief Executive Officer[1]	—%
Chief Financial Officer	60%
Senior Vice President	35%

(1) Our current Chief Executive Officer receives solely long-term incentive compensation.

In approving annual incentive payouts, the Compensation Committee may use its discretion to determine the amounts that otherwise would be payable based on Company and individual performance, subject to the maximum awards payable. For financial and revenue goals in incentive plans, there may be threshold minimum levels that must be achieved before any payments will be made for the achievement of such goals. In addition, for these types of goals, there may be over-achievement levels specified up to a maximum amount payable if these goals are over-achieved.

Long-Term Incentive Awards

Long-term incentive awards are granted to our executive officers under our 2009 Omnibus Incentive Compensation Plan (the "2009 Incentive Plan"), which was originally approved by our stockholders in June 2009. These awards are intended to align the interests of our executives with those of our stockholders and are intended as a long-term incentive for future performance. The 2009 Incentive Plan is administered by the Compensation Committee.

Our 2009 Incentive Plan provides for grants of both equity and cash awards, which affords the Compensation Committee the flexibility to design long-term incentive awards that are responsive to our business needs and advance our interests and long-term success. To date, only stock options and RSUs have been granted under the 2009 Incentive Plan. The Compensation Committee believes these forms of equity grants motivate employees and align their interests with the Company's stockholders. The Compensation Committee also believes that conserving the Company's cash is important and therefore has not made any cash awards under the 2009 Incentive Plan.

The Compensation Committee views long-term incentive awards as a means to encourage executive retention because these awards vest over a specified period of time. The Compensation Committee typically consults with its compensation consultants regarding long-term incentive awards to the Company's executive officers and considers the level of total compensation opportunity for the executive officers in relation to one another. The Compensation Committee has historically granted the executive officers a mix of stock option and RSU awards. When making long-term incentive award decisions, the Compensation Committee does not consider existing ownership levels because the Compensation Committee does not want to discourage our executive officers from holding significant amounts of the Company's common stock. To that end, and to better align executives' interests with those of our stockholders, in 2015 the Board adopted a stock ownership policy, which sets forth that the Company's executive officers and non-management directors must own a minimum value of the Company's common stock. Our Chief Executive Officer must own at least three times her base salary, all executive officers must own an amount equal to their base salary and non-management directors must own an amount equal to their annual cash retainer. If the Company appoints a Chief Operating Officer or a President who is not also the Chief Executive Officer, such individuals must own at least two times their base salary. All who are subject to the stock ownership policy must be in compliance with their minimum ownership requirement before the first year end following the fifth anniversary of being subject to the policy.

The Compensation Committee has adopted an equity granting policy that provides for grants to be made to our executive officers and non-management directors on a specific date each year. The Compensation Committee determines the amount and form of the equity to be granted to each individual based on market competitive data, internal equity considerations, management responsibilities, level of experience, and past and expected future contributions to the Company.

Severance and Change-in-Control Benefits

We have entered into change-in-control and severance agreements with Ms. Swenson and Messrs. Newman, Sek and Bridges. For information about the terms of these severance agreements, see *Compensation of Named Executive Officers— Potential Payments Upon Termination or Change-in-Control—Severance Agreements*.

Employee Benefits

We do not provide our executive officers or other employees with defined pension benefits, supplemental retirement benefits, post-retirement payments or deferred compensation programs. We do provide a 401(k) defined contribution plan that is available to all of our U.S. employees who meet certain eligibility requirements.

Except as described below, we provide health, life and other insurance benefits to our executive officers on the same basis as our other full-time employees. All of our U.S. employees are eligible to be enrolled in our group disability and life insurance plans. Each of our executive officers is entitled to receive a life insurance benefit upon his or her death equal to two times his or her annual base salary in effect on the date of death, up to a maximum benefit of $500,000. Each of our other salaried employees is entitled to a life insurance benefit equal to two times his or her annual base salary in effect on the date of death, up to a maximum benefit of $300,000.

All of our employees, including our executive officers, are eligible to participate in our Purchase Plan, which has been designed to comply with Section 423 of the Code. The Compensation Committee believes that the Purchase Plan encourages employees, including our executive officers, to increase their ownership in the Company and further aligns their economic interests with those of our stockholders. The Purchase Plan is designed to appeal primarily to non-executive employees and is not intended to be a meaningful element of our executive compensation program.

We do not provide other perquisites or personal benefits to our executive officers. The Compensation Committee believes that this policy is consistent with its pay-for-performance philosophy. We also do not provide any additional cash compensation to our executive officers to reimburse them for any income tax liability that may arise and become due and payable as a result of their receipt of any cash or equity compensation or benefits.

Code Section 162(m)

Section 162(m) of the Code provides that compensation in excess of $1 million paid to the Chief Executive Officer or to any of the other three most highly compensated executive officers (other than the Chief Financial Officer) of a public company is not deductible for federal income tax purposes unless the compensation qualifies as "performance-based compensation."

In reviewing our executive compensation program, the Compensation Committee considers the anticipated tax treatment of various payments and benefits to the Company and our executive officers. However, the deductibility of certain compensation payments depends upon the timing of an executive's vesting or exercise of previously granted awards, as well as interpretations and changes in the tax laws and other factors beyond the Compensation Committee's control. For these and other reasons, including the need to maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals, the Compensation Committee will not necessarily, or in all circumstances, limit executive compensation to that which is deductible under Section 162(m) of the Code and has not adopted a policy requiring that all compensation be deductible.

Anti-hedging and Pledging Policy

The Company's Insider Trading Policy prohibits any pledging or hedging activities in the Company's stock by the Company's executive officers, members of the Board and certain other Company employees. The prohibited activities include any pledge of Company stock as well as transactions such as short sales, puts or calls.

2016 Compensation

Base Salaries

During the first quarter of 2016, the Compensation Committee reviewed recommendations from Compensia, based on data from the relevant comparator group and published studies regarding the compensation of executive officers at other public companies, to reevaluate the base salaries of our executive officers. The Compensation Committee also considered the Company's achievement of several significant milestones during 2015, including its success in evolving its portfolio and efforts towards software-as-a-service and solutions for the Internet of Things. Based on these achievements and Compensia's recommendation, the Compensation Committee increased the annual base salaries for our

executive officers, other than our CEO, to the following:

Name	Base Salary
Sue Swenson	$ 1
Michael Newman	$ 330,000
Stephen Sek	$ 264,600
Lance Bridges	$ 302,500

Annual Incentive Compensation

From January 1, 2016 through December 31, 2016 (the "2016 Performance Period"), certain officers and employees of the Company (the "2016 Participants") were eligible to receive bonuses under the 2016 Corporate Bonus Plan (the "2016 Plan"), with target bonus amounts set as a percentage of base salary based on the 2016 Participant's position within the Company ("2016 Bonus Awards"). See *—Review of Compensation Program—Annual Incentive Compensation* above for the target bonus percentages applicable to our executive officers.

The 2016 Bonus Awards were based on the Company meeting its quarterly revenue and adjusted EBITDA objectives established in the first quarter of 2016, as well as the Company's other 2016 corporate goals, which the Board adopted in the first quarter of 2016 as the criteria for determining 2016 bonus eligibility for the NEOs under their individual employment agreements.

Under the terms of the 2016 Plan, achievement of at least 85% of the revenue or adjusted EBITDA performance goal was required for any payment of the portion of each 2016 Bonus Award that was based on achievement by the Company of such goals. Achievement of the Company's other 2016 corporate bonus goals was determined in the first quarter of 2017 by the Compensation Committee in consultation with the Chief Executive Officer. The 2016 Bonus Awards were permitted to be adjusted upward or downward by 25% based on individual performance during the 2016 Performance Period. Only those 2016 Participants who continued to be employed by the Company on any applicable payment dates were eligible to receive bonus awards under the 2016 Plan.

The foregoing description of the 2016 Plan does not purport to be complete and is subject to, and qualified in its entirety by, the terms of such plan which are incorporated herein by reference.

The table below sets forth the quarterly revenue and adjusted EBITDA targets under the 2016 Plan and the applicable bonus payout percentage determined by the Compensation Committee based on the Company's actual results for each period (dollars in thousands):

| Quarter | Revenue (40% weight) | | Adjusted EBITDA (40% weight) | |
	Target	Payout % Based on Actual	Target	Payout % Based on Actual
First	$ 62,687	123%	$ 511	150%
Second	$ 62,460	102%	$ 2,106	—%
Third	$ 66,405	72%	$ 3,631	—%
Fourth	$ 69,426	—%	$ 3,801	—%

In calculating adjusted EBITDA, management excludes certain non-cash and one-time items in order to facilitate comparability of the Company's operating performance on a period-to-period basis because such expenses are not, in management's view, related to the Company's ongoing operating performance.

For the year ended December 31, 2016, the bonus payout percentage determined by the Compensation Committee based on the Company's actual results was 74% for revenue and 38% for adjusted EBITDA.

Each of the targets shown above received a weighting of 40% of each executive's target bonus award. The remaining 20% weighting related to strategic corporate goals established by the Compensation Committee in areas such as innovation and product quality improvements, increasing the number of customers and subscriptions, and becoming more efficient in areas related to cash management and cost savings. The Compensation Committee awarded a 56% payout against these strategic corporate criteria, resulting in an overall bonus payout of 56% of target before applying individual performance criteria which could increase or decrease each executive's actual bonus award by up to 25%.

In evaluating whether any discretionary changes should be made to the 2016 Bonus Awards the Compensation Committee considered each individual

NEO's personal performance and contribution to the Company's overall 2016 performance. Based on that evaluation, the 2016 Bonus Awards to certain executive officers and employees including the Company's Chief Financial Officer and General Counsel were increased by 25% in recognition of the Company's 2016 achievements, including successful divestiture of certain hardware modules and related assets, the execution of a Stock Purchase Agreement relating to the pending sale of Novatel Wireless, Inc. which includes the Company's MiFi branded hotspots and USB modem product lines (the "MiFi Business"), the successful reorganization of the Company in order to facilitate the sale of the MiFi Business and the successful completion of the exchange offer and consent solicitation with respect to the 5.50% convertible senior notes due 2020 issued by Novatel Wireless, Inc. The 2016 Bonus Awards to certain executive officers and employees in the Company's engineering department were decreased by 25% as a result of certain delays in key product launches during 2016 that had a negative impact on the Company's financial performance.

After evaluating all of the foregoing criteria, the Compensation Committee determined each NEO's bonus award under the 2016 Plan. The table below sets forth the amount of 2016 Bonus Awards paid to our NEOs:

Name	Bonus Award[1]
Sue Swenson	$ —
Michael Newman	$ 156,735
Stephen Sek	$ 28,367
Lance Bridges	$ 83,810

(1) These 2016 Bonus Awards were calculated using the 2016 salaries disclosed in the *Summary Compensation Table* below which reflect the increases in base salary that went into effect during the first quarter of 2016.

Long-Term Incentive Compensation

In 2016, the Compensation Committee considered several scenarios to address long-term incentive award compensation. The Compensation Committee reviewed the equity grants of the previous several years and received recommendations from Compensia based on the equity compensation practices of the Company's peer group. Based on these considerations, in 2016, the Compensation Committee determined to grant only restricted stock units rather than a combination of restricted stock units and stock options. This was done primarily to conserve shares under the Company's 2009 Incentive Plan and reduce dilution to stockholders, while still achieving target levels of economic value of awards consistent with the 50th percentile of the Comparator Group.

The following table sets forth the economic value (at the date of grant) of the long-term incentive awards granted to each of our NEOs in 2016.

Name	Economic Value of Award at Time of Grant ($)	Number of Stock Options (#)	Number of Restricted Stock Units (#)
Sue Swenson[1]	$ 1,555,200	—	960,000
Michael Newman	$ 575,100	—	355,000
Stephen Sek	$ 243,000	—	150,000
Lance Bridges	$ 405,000	—	250,000

(1) Excludes 951,550 stock options with a per share exercise price of $1.66 granted to Ms. Swenson in January 2016 as an inducement award pursuant to her December 2015 employment offer letter, which had an economic value of $1,009,214 at the time of grant.

The number of restricted stock units awarded to Ms. Swenson in 2016 was based on the recommendation of Compensia, which took into account that Ms. Swenson does not receive cash compensation (base salary and bonus) and receives instead long-term compensation in the form of restricted stock units.

The stock option award granted to Ms. Swenson in January 2016 vests over a four-year period, with one-fourth vesting on the first anniversary of the grant date and the remainder vesting ratably on a monthly basis thereafter through the fourth anniversary of the grant date. The restricted stock unit awards granted to our NEOs in 2016 vest over a four-year period, with one-fourth vesting on each anniversary of the grant date through the fourth anniversary of the grant date. The Compensation Committee approved equity awards with time-based vesting to create a significant incentive for our NEOs to be employed by the Company for at least four years after the grant date.

Prior to October 2015, equity awards vested over a three-year period. To be more consistent with other companies in its peer group and strengthen the value of such awards as a long-term retention tool, the Company changed the vesting period for equity awards to four years beginning in October 2015.

REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee of the Company has reviewed and discussed the Compensation Discussion and Analysis included in this Proxy Statement with management. Based on this review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.


COMPENSATION COMMITTEE

David Werner, *Chair*
Robert Pons
James Ledwith


The foregoing Report of the Compensation Committee is not ''soliciting material,'' is not deemed ''filed'' with the SEC, and shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing of ours under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended, except to the extent we specifically incorporate this report by reference.

Compensation Committee Interlocks and Insider Participation

No current member of the Compensation Committee was at any time during fiscal 2016 or at any other time an officer or employee of the Company, and no member had any relationship with the Company requiring disclosure as a related person transaction. No executive officer of the Company has served on the board of directors or compensation committee of any other entity that has or has had one or more executive officers who served as a member of our Board or Compensation Committee during fiscal 2016.

COMPENSATION OF NAMED EXECUTIVE OFFICERS

The following executive compensation tables and related information are intended to be read with the more detailed disclosure regarding our executive compensation program presented in the *Compensation Discussion and Analysis*.

Summary Compensation Table

The following table sets forth information regarding the compensation of our NEOs for the years ended December 31, 2016, 2015 and 2014:

Name and Principal Position	Year	Salary ($)	Stock Awards ($)[1]	Option Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)[2]	All Other Compensation ($)[3]	Total ($)
Sue Swenson[4][5]	2016	1	1,555,200	1,009,214	—	480	2,564,895
Chief Executive Officer	2015	—	84,998	1,363,571	—	70,890	1,519,459
Michael Newman	2016	322,500	575,100	—	156,735	8,970	1,063,305
Executive Vice President and Chief Financial Officer	2015	299,997 [6]	462,576	246,915	42,750	1,020	1,053,258
	2014	99,999 [6]	506,250	237,038	—	178	843,465
Stephen Sek[5]	2016	261,450	243,000	—	28,367	8,490	541,307
Senior Vice President and Chief Technology Officer	2015	252,000	372,399	272,493	25,137	540	922,569
Lance Bridges[5]	2016	295,625	405,000	—	83,810	8,473	792,908
Senior Vice President, General Counsel and Secretary	2015	179,279	254,000	271,540	23,949	555	729,323

(1) Represents the aggregate grant date fair value of the stock and option awards granted in the respective fiscal year as computed in accordance with ASC Topic 718, excluding the effect of estimated forfeitures. Assumptions used in the calculation of these amounts are included in Note 9, *Share-based Compensation*, in the Company's 2016 Annual Report.

(2) Represents cash awards under our annual incentive compensation plans.

(3) See *All Other Compensation* table below for additional information.

(4) Ms. Swenson served as a non-management director from January 1, 2015 through October 27, 2015. During that time, she accrued compensation for her service on the Board, which she received in the form of 18,722 RSUs on March 16, 2015 and $70,810 in the form of cash payments, which included three quarterly cash payments of $21,500 for each of the first, second and third quarters and $6,310 for the period October 1, 2015 through October 27, 2015. This compensation is included in the table above under *Stock Awards* and *All Other Compensation*.

(5) Ms. Swenson and Messrs. Sek and Bridges were not executive officers for the year ended December 31, 2014; therefore, compensation of these NEOs is only disclosed for the years ended December 31, 2016 and 2015.

(6) The Company paid 30% of Mr. Newman's base salary from November 1, 2014 through December 31, 2015 in the form of RSUs. Mr. Newman's RSUs for 2015 were granted on January 2, 2015 and vested ratably on a monthly basis until January 2, 2016.

All Other Compensation

The following table sets forth information concerning *All Other Compensation* in the table above:

Name	Year	Life Insurance Premiums Paid by Company ($)	Taxable Cell Phone Allowance ($)	Compensation for Service as Non-Management Director ($)	401(k) Employer Match ($)	Total ($)
Sue Swenson	2016	—	480	—	—	480
	2015	—	80	70,810	—	70,890
Michael Newman	2016	540	480	—	7,950	8,970
	2015	540	480	—	—	1,020
	2014	178	—	—	—	178
Stephen Sek	2016	540	—	—	7,950	8,490
	2015	540	—	—	—	540
Lance Bridges	2016	540	480	—	7,453	8,473
	2015	315	240	—	—	555

Grants of Plan-Based Awards

The following table sets forth information regarding the Company's grants of plan-based awards to our NEOs during 2016 under the Company's annual incentive plan and 2009 Incentive Plan.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Target[1]	All Other Stock Awards: Shares of Stock or Units (#)[2]	All Other Option Awards: Securities Underlying Options (#)[3]	Exercise or Base Price of Option Awards ($)	Grant Date Fair Value of Stock and Option Awards ($)
Sue Swenson		$ —				
	1/4/2016		—	951,550	$ 1.66	$ 1,009,214
	3/1/2016		960,000	—	$ —	$ 1,555,200
Michael Newman		$ 156,735				
	3/1/2016		355,000	—	$ —	$ 575,100
Stephen Sek		$ 28,367				
	3/1/2016		150,000	—	$ —	$ 243,000
Lance Bridges		$ 83,810				
	3/1/2016		250,000	—	$ —	$ 405,000

(1)   Represents actual cash amounts paid to our NEOs in April 2017 under the 2016 Bonus Plan.

(2)   These RSUs are scheduled to vest over a four-year period, with one-fourth vesting on each anniversary of the grant date.

(3)   These stock options are scheduled to vest over a four-year period, with one-fourth vesting on the first anniversary of the grant date and the remainder vesting ratably on a monthly basis thereafter through the fourth anniversary of the grant date.

Employment Agreements

Sue Swenson. On October 29, 2015, in connection with her agreement to serve as the Company's Chief Executive Officer, the Company granted Ms. Swenson stock options to purchase 951,550 shares of the Company's common stock, with a per share exercise price of $2.27, the closing price of the Company's common stock on the grant date, and which may only be exercised after vesting if the price of the Company's common stock is at least $3.41 per share on the date of exercise. On December 11, 2015, the Company entered into a formal employment offer letter agreement with Ms. Swenson. Under the terms of the offer letter, Ms. Swenson is entitled to receive an annual base salary of $1.00 as compensation for her services as Chief Executive Officer. On January 4, 2016, pursuant to the terms of the offer letter, the Company granted Ms. Swenson stock options to purchase an additional 951,550 shares of the Company's common stock, with a per share exercise price of $1.66, the closing price of the Company's common stock on the grant date. For a description of the benefits provided under this agreement and our other severance agreements, see *—Potential Payments Upon Termination or Change-in-Control—Employment Agreements.*

Michael Newman. On September 2, 2014, the Board appointed Mr. Newman to serve as the Company's Executive Vice President and Chief Financial Officer pursuant to the terms of an employment offer letter agreement. Under the terms of the offer letter, Mr. Newman is initially entitled to receive an annual base salary of $300,000 as compensation for his services as Executive Vice President and Chief Financial Officer, of which $90,000 is to be paid through the issuance of RSUs which will vest in 12 monthly installments from the date of grant; provided, however, that beginning in calendar year 2016, Mr. Newman has the right to elect, and did elect, to receive his full annual base salary in cash. For a description of the severance benefits provided under this agreement and our other severance agreements, see *—Potential Payments Upon Termination or Change-in-Control—Employment Agreements.*

Stephen Sek. On March 13, 2015, the Board appointed Mr. Sek to serve as the Company's Chief Technology Officer. Upon his appointment, Mr. Sek was initially entitled to receive an annual base salary of $252,000 as compensation for his services as Chief Technology Officer. For a description of the severance benefits provided under this agreement and our other severance agreements, see *—Potential Payments Upon Termination or Change-in-Control—Employment Agreements.*

Lance Bridges. On May 7, 2015, the Company entered into an employment offer letter agreement with Mr. Bridges, pursuant to which Mr. Bridges is initially entitled to receive an annual base salary of $275,000 as compensation for his services as Senior Vice President and General Counsel. On May 7, 2015, pursuant to the terms of the offer letter, the Company granted Mr. Bridges 50,000 RSUs and stock options to purchase 100,000 shares of the Company's common stock, with a per share exercise price of $5.08, the closing price of the Company's common stock on the grant date. For a description of the severance benefits provided under this agreement and our other severance agreements, see *—Potential Payments Upon Termination or Change-in-Control—Employment Agreements.*

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding the stock options and RSUs held by our NEOs that were outstanding at December 31, 2016.

Name	Grant Date	Option Awards		Option Exercise Price ($)	Option Expiration Date	Stock Awards	
		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)[(1)]			Number of Shares or Units of Stock That Have Not Vested (#)[(2)]	Market Value of Shares or Units That Have Not Vested ($)[(3)]
Sue Swenson	10/29/2015	277,536	674,014	$ 2.27	10/29/2025		
	1/4/2016	—	951,550	$ 1.66	1/4/2026		
	3/14/2014					16,949	$ 41,356
	3/1/2016					960,000	$ 2,342,400
Michael Newman	9/2/2014	131,250	43,750	$ 2.25	9/2/2024		
	3/16/2015	64,546	46,104	$ 4.54	3/16/2025		
	9/2/2014					75,000	$ 183,000
	3/16/2015					45,900	$ 111,996
	3/1/2016					355,000	$ 866,200
Stephen Sek	3/16/2015	17,500	12,500	$ 4.54	3/16/2025		
	4/13/2015	38,889	31,111	$ 5.51	4/13/2025		
	10/4/2013					7,500	$ 18,300
	3/16/2015					20,000	$ 48,800
	4/13/2015					13,334	$ 32,535
	3/1/2016					150,000	$ 366,000
Lance Bridges	5/7/2015	52,778	47,222	$ 5.08	5/7/2025		
	5/7/2015					33,334	$ 81,335
	3/1/2016					250,000	$ 610,000

(1) Unless otherwise indicated, stock options granted prior to October 2015 are scheduled to vest over a three-year period, with one-third vesting on the first anniversary of the grant date and the remainder vesting ratably on a monthly basis thereafter through the third anniversary of the grant date and stock options granted after October 2015 are scheduled to vest over a four-year period, with one-fourth vesting on the first anniversary of the grant date and the remainder vesting ratably on a monthly basis thereafter through the fourth anniversary of the grant date.

(2) Unless otherwise indicated, RSUs granted prior to October 2015 are scheduled to vest over a three-year period, with one-third vesting on each anniversary of the grant date and RSUs granted after October 2015 are scheduled to vest over a four-year period, with one-fourth vesting on each anniversary of the grant date through the fourth anniversary of the grant date.

(3) Calculated using a market value per share of $2.44, the closing price of our common stock on December 31, 2016.

Option Exercises and Stock Vested

The following table sets forth information regarding the vesting of RSU awards for each of our NEOs during 2016:

Name	Number of Shares Acquired on Vesting	Value Realized on Vesting[1]
Sue Swenson	40,671	$ 66,403
Michael Newman	100,243	$ 274,320
Stephen Sek	24,166	$ 50,649
Lance Bridges	16,666	$ 24,666

(1)   Represents the number of shares acquired on vesting multiplied by the closing price of our common stock on the applicable vesting date.

Potential Payments Upon Termination or Change-in-Control

We have historically provided severance benefits to our NEOs in the event the executive's employment is terminated under certain circumstances following a change-in-control of the Company. We currently provide these benefits to Ms. Swenson and Messrs. Newman, Sek and Bridges under separate severance agreements. We also provide severance benefits unrelated to a change-in-control to Ms. Swenson and Messrs. Newman, Sek and Bridges under their separate severance agreements. A description of the severance benefits payable under these agreements, if any, is set forth below.

Severance Agreements

Sue Swenson. Our Change-in-Control and Severance Agreement with Ms. Swenson provides for payments and benefits to her in the event there is a change-in-control of the Company or if her employment is terminated under the circumstances described below.

Ms. Swenson is entitled to the following benefits if her employment is terminated by the Company without cause or if she terminates her employment for good reason:

- an amount equal to her unpaid base salary earned though the date of termination, accrued but unpaid vacation, incurred but unreimbursed business expenses payable in accordance with applicable law or Company policy, or vested benefits (other than severance) under any Company benefit plan.

In addition to the benefits described above, if Ms. Swenson is terminated by the Company without cause or for good reason during a during a change-in-control period, which commences 30 days before

and ends 12 months after a change-in-control (the "Change-in-Control Period"), each outstanding and unvested stock option granted to her pursuant to the agreement shall automatically become vested and, if applicable, exercisable and any forfeiture restrictions or rights of repurchase thereon shall immediately lapse, as of immediately prior to the termination date.

In order to receive the aforementioned benefits, Ms. Swenson must deliver to the Company a general release of all claims against the Company and its affiliates effective no more than 55 days after termination of her employment.

Michael Newman, Stephen Sek and Lance Bridges. The Company entered into a Change-in-Control and Severance Agreement with Mr. Sek in April 2015 and with Mr. Bridges in May 2015 and into an Amended and Restated Change-in-Control and Severance Agreement with Mr. Newman in April 2015 (collectively, the "Executives").

Under the terms of these agreements, if the employment of the Executive is terminated by the Company without cause or by the Executive for good reason not in connection with a change-in-control, then the Executive is entitled to the following severance benefits:

- an amount equal to the Executive's unpaid base salary and incentive pay through the date of termination and any other amounts owed to the Executive under our compensation plans;
- an amount equal to six months of the Executive's base salary, payable in cash in the form of salary continuation;
- immediate vesting of the portion of the Executive's outstanding equity awards under our compensation plans, other than compensatory RSUs, that would have vested or become exercisable had his employment continued

through the next vesting date, which stock option awards will remain exercisable until the applicable expiration date;

- a lump-sum bonus payment equal to the pro-rated portion of the target bonus in the year of termination based on actual achievement of corporate performance goals and assumed full achievement of any individual performance goals; and

- continued participation for up to nine months by the Executive and his dependents in our group health plan, at the same benefit and contribution levels in effect immediately prior to the termination;

provided, however, that in order to receive the aforementioned severance benefits, the Executive must deliver to the Company a general release of all claims against the Company and its affiliates effective no more than 55 days after termination of his employment.

Under these agreements, the Executive is entitled to the following severance benefits, in lieu of the benefits described above, if the Executive's employment is terminated by the Company without cause or by the Executive for good reason during a Change-in-Control Period:

- an amount equal to the Executive's unpaid base salary and incentive pay through the date of termination and any other amounts owed to the Executive under our compensation plans;

- an amount equal to the sum of 18 months of the Executive's base salary;

- an amount equal to 12 months of the Executive's target annual bonus opportunity;

- immediate vesting of outstanding equity awards under our compensation plans, other than compensatory RSUs, which stock option awards will remain exercisable until the applicable expiration date; and

- continued participation for up to 18 months by the Executive and his dependents in our group health plan, at the same benefit and contribution levels in effect immediately before the termination.

"Cause" under all severance agreements above means:

- any act of material misconduct or material dishonesty by the NEO in the performance of his or her duties;

- any willful failure, gross neglect or refusal by the NEO to attempt in good faith to perform his or her

duties to the Company or to follow the lawful instructions of the Board (except as a result of physical or mental incapacity or illness) which is not promptly cured after written notice;

- the NEO's commission of any fraud or embezzlement against the Company (whether or not a misdemeanor);

- any material breach of any written agreement with the Company, which breach has not been cured by the NEO (if curable) within 30 days after written notice thereof to the NEO by the Company;

- the NEO's being convicted of (or pleading guilty or nolo contendere to) any felony or misdemeanor involving theft, embezzlement, dishonesty or moral turpitude; and/or

- the NEO's failure to materially comply with the material policies of the Company in effect from time to time relating to conflicts of interest, ethics, codes of conduct, insider trading, or discrimination and harassment, or other breach of the NEO's fiduciary duties to the Company, which failure or breach is or could reasonably be expected to be materially injurious to the business or reputation of the Company.

"Good Reason" under all severance agreements above means the occurrence, without the NEO's consent, for more than thirty days after such NEO provides the Company a written notice detailing such conditions of:

- a material diminution in his or her base compensation;

- a material diminution in his or her job responsibilities, duties or authorities; or

- a relocation of his or her principal place of work by more than 50 miles.

"Change-in-Control" under all severance agreements above means:

- a transaction after which an individual, entity or group owns 50% or more of the outstanding shares of our common stock, subject to limited exceptions;

- a sale of all or substantially all of the Company's assets; or

- a merger, consolidation or similar transaction, unless immediately following such transaction (a) the holders of our common stock immediately prior to the transaction continue to beneficially own more than 50% of the combined voting power of the surviving entity in substantially the same proportion as their ownership immediately prior to the transaction, (b) no person becomes the beneficial owner, directly or indirectly, of more than 50% of the total voting power of the outstanding shares of the voting securities eligible to elect directors of the surviving entity, and (c) at least a majority of the members of the board of directors of the surviving entity immediately following the transaction were also members of the Board at the time the Board approved the transaction.

On November 3, 2016, Mr. Sek entered into an Acknowledgement, Waiver and Consent (the "Acknowledgement") with the Company and Novatel Wireless, Inc. acknowledging and agreeing that upon the consummation of the Company's proposed sale (the "Sale") of Novatel Wireless, Inc. to T.C.L. Industries Holdings (H.K.) Limited and Jade Ocean Global Limited (collectively, the "Purchasers"), he will voluntarily resign from his employment with the Company and accept employment with Novatel Wireless, Inc. then-owned by the Purchasers, which resignation will not constitute a "Covered Termination" under, and as defined in, his change in control and severance agreement. As consideration for this Acknowledgment, the Company has agreed that, effective as of and contingent upon the closing of the Sale, each outstanding and unvested stock option and restricted stock unit award held by Mr. Sek shall immediately become vested and, if applicable, exercisable, and any forfeiture restrictions or rights of repurchase thereon shall immediately lapse with respect to that number of shares of common stock that would have vested had Mr. Sek's employment with the Company continued through April 13, 2018.

Equity Award Agreements

The following is a summary of the vesting provisions applicable to the outstanding equity awards held by our NEOs as of December 31, 2016.

2009 Incentive Plan. The award agreements covering grants of stock options and RSUs made to our NEOs under our 2009 Incentive Plan provide that the Board, in its discretion, may accelerate the vesting of any unvested stock options or RSUs in the event of a change-in-control.

Under our 2009 Incentive Plan, a "change-in-control" is defined as:

- any person becoming the beneficial owner of 50% or more of the combined voting power of the then-outstanding shares of our common stock, subject to certain exceptions;

- a majority of the Board ceasing to be comprised of directors who (a) were serving as members of the Board on June 18, 2009 or (b) became members of the Board after June 18, 2009 and whose nomination, election or appointment was approved by a vote of two-thirds of the then-incumbent directors;

- a reorganization, merger, consolidation, sale of all or substantially all of the assets of the Company or similar transaction, unless the holders of our common stock immediately prior to the transaction beneficially own more than 50% of the combined voting power of the shares of the surviving entity and certain other conditions are satisfied; or

- a liquidation or dissolution of the Company approved by the Company's stockholders.

2000 Stock Incentive Plan. The award agreements covering stock option grants previously made to our NEOs under our 2000 Stock Incentive Plan provide that the stock options will remain exercisable for up to 270 days following the date of an executive's employment termination for any reason.

Summary of Potential Termination Benefits

The following table quantifies the compensation and benefits that would have been payable to our NEOs under the agreements described above if the NEOs employment had been terminated on December 31, 2016, given the NEO's base salary, and, if applicable, the closing price of our common stock, as of that date. The amounts shown in the table do not include certain payments and benefits, such as accrued salary and accrued vacation, to the extent that such payments and benefits are generally provided on a non-discriminatory basis to salaried employees of the Company upon termination of employment.

Named Executive Officer	Benefit	Involuntary Termination Without Cause or Voluntary Termination for Good Reason	Involuntary Termination Without Cause or Voluntary Termination for Good Reason During a Change-in-Control Period	Death
Sue Swenson	Severance	$ —	$ —	$ —
	Bonus	$ —	$ —	$ —
	Accelerated Vesting of Equity Awards	$ —	$ 3,240,547	$ —
	Health Benefits Continuation	$ —	$ —	$ —
	Insurance Benefits	$ —	$ —	$ —
Michael Newman	Severance	$ 165,000	$ 495,000	$ —
	Bonus	$ 108,360	$ 193,500	$ —
	Accelerated Vesting of Equity Awards	$ 456,472	$ 1,169,509	$ —
	Health Benefits Continuation	$ 20,214	$ 40,427	$ —
	Insurance Benefits	$ —	$ —	$ 500,000
Stephen Sek[1]	Severance	$ 132,300	$ 396,900	$ —
	Bonus	$ 51,244	$ 91,508	$ —
	Accelerated Vesting of Equity Awards	$ 150,465	$ 465,635	$ —
	Health Benefits Continuation	$ 20,214	$ 40,427	$ —
	Insurance Benefits	$ —	$ —	$ 500,000
Lance Bridges	Severance	$ 151,250	$ 453,750	$ —
	Bonus	$ 57,943	$ 103,469	$ —
	Accelerated Vesting of Equity Awards	$ 193,167	$ 691,335	$ —
	Health Benefits Continuation	$ 20,214	$ 40,427	$ —
	Insurance Benefits	$ —	$ —	$ 500,000

(1) In addition to the payments described above, upon the closing of the Sale, each outstanding and unvested stock option and restricted stock unit award held by Mr. Sek shall immediately become vested and, if applicable, exercisable, and any forfeiture restrictions or rights of repurchase thereon shall immediately lapse with respect to that number of shares of common stock that would have vested had Mr. Sek's employment with the Company continued through April 13, 2018. The value of such acceleration, if the Sale had closed on December 31, 2016, would have been approximately $282,635.

Equity Compensation Plan Information

As of December 31, 2016, the Purchase Plan, the 2009 Incentive Plan and the 2015 Incentive Compensation Plan (the ''2015 Incentive Plan'') were the only compensation plans under which securities of the Company were authorized for grant. The Purchase Plan and the 2009 Incentive Plan, including all amendments thereto (other than the March 2015 amendment approving the issuance of inducement shares under the 2009 Incentive Plan), were approved by our stockholders. The 2015 Incentive Plan was adopted by the Board without stockholder approval pursuant to NASDAQ Listing Rule 5635. The 2015 Incentive Plan may only be used for inducement grants to individuals to induce them to become employees of the Company or any of its subsidiaries, or, in conjunction with a merger or acquisition, to convert, replace or adjust outstanding stock options or other equity compensation awards, or for any other reason for which there is an applicable exception from the stockholder approval requirements of NASDAQ Listing Rule 5635, in each such case, subject to the applicable requirements of the NASDAQ Listing Rules. The following table provides information as of December 31, 2016 regarding the Company's existing and predecessor plans:

Plan category	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of options outstanding	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	3,767,856	$ 3.44 (1)	3,961,342 (2)
Equity compensation plans not approved by security holders	2,588,347	$ 1.47	1,332,035 (3)

(1) Amount is based on the weighted-average exercise price of vested and unvested stock options outstanding under the 2009 Incentive Plan and predecessor plans. RSUs, which have no exercise price, are excluded from this calculation.

(2) Represents shares available for future issuance under the Purchase Plan and the 2009 Incentive Plan. As of December 31, 2016, there were 89,676 shares of our common stock available for issuance under the Purchase Plan and 3,871,666 shares of our common stock available for issuance under the 2009 Incentive Plan.

(3) Represents shares available for future issuance under the 2015 Incentive Plan.

REVIEW AND APPROVAL OF TRANSACTIONS WITH RELATED PERSONS

Pursuant to the Audit Committee charter, the Audit Committee is responsible for implementing the Company's written policies and procedures regarding transactions with a related person (as defined in SEC regulations). In considering related person transactions, the Audit Committee takes into account the relevant available facts and circumstances, including:

- the risks, costs and benefits to the Company;
- the impact on a director's independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;
- the terms of the transaction;

- the availability of other sources for comparable services or products; and
- the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

In the event a director has an interest in the proposed transaction, the director must recuse himself from the deliberations. When reviewing a related person transaction, the Audit Committee determines in good faith whether the transaction is in, or is not inconsistent with, the best interests of the Company and its stockholders.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The tables below provide information regarding the beneficial ownership of our common stock as of March 31, 2017 by: (i) each of our directors; (ii) each of our NEOs; (iii) all current directors and executive officers as a group; and (iv) each beneficial owner of more than five percent of our common stock.

Beneficial ownership is determined in accordance with SEC rules and regulations, and generally includes voting power or investment power with respect to securities held. Unless otherwise indicated and subject to applicable community property laws, we believe that each of the stockholders named in the table below has sole voting and investment power with respect to the shares shown as beneficially

owned. Securities that may be beneficially acquired within 60 days after March 31, 2017 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the ownership of such person, but are not treated as outstanding for the purpose of computing the ownership of any other person.

The address for all directors and executive officers is 9605 Scranton Road, Suite 300, San Diego, California 92121. The tables below list the number and percentage of shares beneficially owned based on 55,955,138 shares of common stock outstanding as of March 31, 2017.

Directors and Named Executive Officers

Name of Beneficial Owner	Directly or Indirectly Held (#)	Option Awards (#)[1]	Stock Awards (#)[2]	Total Shares of Common Stock Beneficially Owned (#)	Percentage
Sue Swenson	232,017	693,840	—	925,857	1.6%
Michael Newman	250,599	235,470	—	486,069	0.9%
Stephen Sek	109,974	70,278	6,667	186,919	0.3%
Lance Bridges	68,139	66,667	16,667	151,473	0.3%
James Ledwith	191,264	38,746	—	230,010	0.4%
Philip Falcone	81,089	—	—	81,089	0.1%
Robert Pons	81,089	—	—	81,089	0.1%
David Werner	198,232	31,246	—	229,478	0.4%
All current directors and executive officers as a group of 8 persons	1,212,403	1,136,247	23,334	2,371,984	4.1%

(1) Represents shares of common stock that may be acquired pursuant to stock options that are or will become exercisable within 60 days after March 31, 2017.

(2) Represents shares of common stock to be issued upon the vesting of RSUs within 60 days after March 31, 2017.

Five Percent Holders

The following table sets forth information regarding the number and percentage of shares of common stock held by all persons and entities known by us to beneficially own five percent or more of our outstanding common stock. The information regarding beneficial ownership of the persons and entities identified below is included in reliance on reports filed by the persons and entities with the SEC, except that the percentage is based upon our calculations made in reliance upon the number of shares reported to be beneficially owned by such person or entity in such report and the number of shares of common stock outstanding on March 31, 2017.

Name and Address of Beneficial Owner	Shares of Common Stock Beneficially Owned (#)	Percentage
HC2 Holdings 2, Inc.[1] c/o Paul L. Robinson 450 Park Avenue, 30th Floor New York, NY 10022	13,067,382	22.7%
Bruce A. Karsh[2] 333 S. Grand Ave., Suite 2800 Los Angeles, CA 90071	4,590,945	8.2%
North Sound Management, Inc.[3] c/o Edward E. Murphy 115 East Putnam Avenue Greenwich, CT 06830	3,808,296	6.8%
Timothy Maguire[4] Maguire Asset Management, LLC 1810 Ocean Way Laguna Beach, CA 92651	3,154,922	5.6%

(1) According to a Schedule 13D/A filed by HC2 Holdings with the SEC on January 9, 2017, HC2 Holdings and HC2 have shared voting power and shared dispositive power with respect to 13,067,382 shares of common stock, which includes a warrant to purchase 1,593,583 shares of common stock, and the Continental Insurance Group, Ltd., Continental LTC Inc. (f/k/a Continental Insurance Inc.) and Continental General Insurance Company have shared voting power and shared dispositive power with respect to 11,473,799 shares of common stock.

(2) According to a Schedule 13D/A filed by Bruce A. Karsh with the SEC on February 26, 2015, Mr. Karsh has sole voting power and sole dispositive power with respect to 3,264,945 shares of common stock, and shared voting power and shared dispositive power with respect to 1,326,000 shares of common stock, which includes a warrant to purchase 293,047 shares of common stock. The 1,326,000 shares of common stock with shared voting and shared dispositive power are also beneficially owned by The Karsh Family Foundation, the trustees of which are Mr. Karsh and his wife Martha L. Karsh.

(3) According to a Schedule 13D/A filed by North Sound Management, Inc. with the SEC on September 16, 2016, North Sound Management, Inc., North Sound Trading, LP and Brian Miller have sole voting power and sole dispositive power with respect to 3,808,296 shares of common stock.

(4) According to a Schedule 13D/A filed by Timothy Maguire and Maguire Asset Management, LLC with the SEC on October 19, 2016, 3,154,922 shares of common stock are beneficially owned by Timothy Maguire. Of these, 2,713,208 shares of common stock are owned by Maguire Financial, LP, 141,714 shares of common stock are owned by the Timothy Maguire Foundation and 300,000 shares of common stock are owned by The Timothy J. and Julia Maguire 2015 Family Trust. Maguire Asset Management, LLC, Maguire Financial, LP and Mr. Maguire have the sole power to vote or direct the vote of and to dispose or direct the disposition of the shares owned by Maguire Financial, LP. The Timothy Maguire Foundation and Mr. Maguire have the sole power to vote or direct the vote of and to dispose or direct the disposition of the shares owned by the Timothy Maguire Foundation. The Timothy J. and Julia Maguire 2015 Family Trust and Mr. Maguire have the sole power to vote or direct the vote of and to dispose or direct the disposition of the shares owned by The Timothy J. and Julia Maguire 2015 Family Trust.

PROPOSAL 2: APPROVAL OF THE AMENDMENT OF THE AMENDED AND RESTATED INSEEGO CORP. 2000 EMPLOYEE STOCK PURCHASE PLAN TO INCREASE THE NUMBER OF SHARES ISSUABLE UNDER THE PURCHASE PLAN BY 1,000,000 SHARES AND EXTEND THE TERM OF THE PURCHASE PLAN BY FIVE YEARS

Overview

The Amended and Restated Inseego Corp. 2000 Employee Stock Purchase Plan was initially approved by our stockholders in 2000, the year it was adopted by our predecessor issuer, Novatel Wireless, Inc. The Purchase Plan provides our employees with a convenient means of purchasing shares of our common stock through payroll deductions. As of March 31, 2017, there were only 89,676 shares available for issuance under the Purchase Plan. We estimate that all of these shares will be sold to our employees in 2017 unless our stockholders take action to replenish the pool of shares available for issuance under the Purchase Plan.

We completed an internal reorganization in November 2016 pursuant to which the Purchase Plan was automatically deemed to be amended to the extent necessary or appropriate, to provide that references to Novatel Wireless, Inc. would be read to refer to the Company and references to shares of common stock of Novatel Wireless, Inc. would be read to refer to shares of common stock of the Company. In January 2017, our Compensation Committee approved an amendment and restatement of the Purchase Plan to effect these changes, as well as certain other immaterial revisions to the Purchase Plan.

On April 26, 2017, the Board approved a further amendment of the Purchase Plan, subject to stockholder approval at the Annual Meeting, in order to add 1,000,000 shares for possible future issuance under the Purchase Plan and extend the term of the Purchase Plan by five years. We expect, based upon the current employee participation rate, payroll deductions, and the closing price of the Company's common stock on April 25, 2017, that if stockholders approve the proposed amendment, we would have sufficient shares to satisfy our current employee participation levels in the Purchase Plan through November 15, 2019.

The Board has determined that the amendment of the Purchase Plan is advisable and in the best interests of the Company and our stockholders, and has submitted the amendment of the Purchase Plan for approval by our stockholders. The amendment of the Purchase Plan will be effective as of the date it is approved by our stockholders.

A summary of the Purchase Plan appears below and is qualified by the full text of the Purchase Plan. A copy of the Purchase Plan, as proposed to be amended, is attached as Appendix A to this Proxy Statement and indicates the proposed changes to the Purchase Plan. The affirmative vote of a majority of the shares present, in person or by proxy, and entitled to vote at the Annual Meeting will be required to approve the amendment of the Purchase Plan.

Purchase of Shares

The Purchase Plan permits participants to purchase up to $25,000 of our common stock annually (valued at the time each purchase right is granted) through payroll deductions of up to 10% of eligible compensation. We use the dollar amounts that we deduct and accumulate on behalf of each participant to purchase shares of our common stock reserved for issuance under the Purchase Plan at the end of each purchase period. No participant may purchase more than 5,000 shares of common stock in any offering period. Under the Purchase Plan, the Board may determine the duration and frequency of the purchase periods and has decided that the Purchase Plan will operate using six-month offering periods. The offering periods generally start on the first trading day on or after May 16 and November 16 of each year.

Purchase Price of Shares

The price of shares purchased under the Purchase Plan is generally 85% of the lower of the fair market value of our common stock either at the beginning or end of the offering period. Participants may end their participation in the Purchase Plan at any time. Upon termination of participation, the participant's payroll contributions will cease and the participant will be paid his or her accumulated payroll deductions to date without interest.

Eligibility

Substantially all of our employees are eligible to participate in the Purchase Plan. However, an employee may not purchase shares under the Purchase Plan if the purchase would cause the employee to own shares of common stock representing 5% or more of the total combined voting power or value of all classes of our capital stock. Participation in the Purchase Plan ends automatically upon a participant's termination of employment. As of March 31, 2017, approximately 175 employees were eligible to participate in the Purchase Plan, of which approximately 80 were participants during the offering period that is scheduled to end on May 15, 2017.

Transferability

Rights granted under the Purchase Plan are not transferable by a participant other than upon his or her death or by a special determination by the plan administrator. In the event of a reorganization, merger or other similar change in the capital structure of the Company, our Board may make such adjustment, if any, as it deems appropriate in the number, kind and purchase price of the shares available under the Purchase Plan and in the maximum number of shares subject to any offering period under the Purchase Plan.

Modification and Term

The Board has the authority to amend or terminate the Purchase Plan at any time for any reason. The Purchase Plan will automatically terminate on June 18, 2019, unless sooner terminated by the Board.

The proposed amendment would extend the term of the Purchase Plan by five years, until June 18, 2024.

U.S. Federal Income Tax Consequences

The following is a brief summary of the general U.S. federal income tax consequences to participants and the Company of participation in the Purchase Plan in effect on January 1, 2017. This summary is not intended to be exhaustive and does not describe foreign, state or local tax consequences, nor does it describe consequences based on a participant's particular circumstances. Each participant should refer to the actual text of the Purchase Plan and should consult with a tax advisor as to specific questions relating to tax consequences of participation in the Purchase Plan.

U.S. Federal Income Tax Consequences to Participants

Generally, there are no tax consequences to an employee of either becoming a participant in the Purchase Plan or purchasing shares under the Purchase Plan. The right to purchase our common shares under the Purchase Plan is intended to constitute an option issued pursuant to an ''employee stock purchase plan'' within the meaning of Section 423 of the Internal Revenue Code. The tax consequences of a disposition of shares purchased under the Purchase Plan vary depending on the period such stock is held before its disposition. If the participant disposes of these common shares within two years of the first day of the applicable offering period, or within one year after the last day of the applicable offering period (a ''disqualifying disposition''), then the participant will realize ordinary income in the year of disposition in an amount equal to the difference between the purchase price and the fair market value of the common shares on the last day of the applicable offering period. Any difference between the amount received upon disposition and the fair market value of the common shares on the last day of the applicable offering period will be treated as short-term or long-term capital gain or loss, as the case may be, depending on the length of time the employee held the stock after exercise of the purchase right.

In the event of the death of a participant while owning the common shares or if a participant sells or otherwise disposes of the common shares at least two years after the first day of the applicable offering period and at least one year after the last day of the applicable offering period (a ''qualifying disposition''), there will be included in the participant's income, as compensation, an amount equal to the lesser of (a) an amount equal to 15% of the fair market value of the common shares on the first day of the applicable offering period, or (b) the amount by which the fair market value of the common shares at the time of disposition or death exceeds the purchase price for the common shares. Any additional gain would be treated for tax purposes as long-term capital gain, provided that the participant held the common shares for the applicable long-term capital gain holding period after the last day of the offering period applicable to such common shares.

U.S. Federal Income Tax Consequences to the Company

We are not allowed a deduction for federal income tax purposes in connection with the grant or exercise of the right to purchase common shares under the Purchase Plan, unless there is a disqualifying disposition. If a disqualifying disposition occurs, we will be entitled to a deduction in the same amount and at the same time that the participant realizes ordinary income.

Plan Benefits

The benefits to be received by our employees as a result of the proposed amendment of the Purchase Plan are not determinable, since the amounts of future purchases by participants are based on elective participant contributions. No purchase rights have been granted, and no shares of common stock have been issued, with respect to the 1,000,000 share increase for which stockholder approval is sought under this proposal.

Potential Effects of Proposal 2

Approval of Proposal 2 will enable the Company to continue to provide a convenient way for employees to purchase shares of the Company's stock through payroll deductions, thereby potentially better aligning the interests of our employees with the interests of our stockholders.

If Proposal 2 is not approved, the Company will not have sufficient stock issuable under the Purchase Plan and any future offerings of shares to employees under the Purchase Plan will need to be curtailed starting in 2017.

Required Vote

The affirmative vote of a majority of the shares present, in person or by proxy, and entitled to vote at the Annual Meeting, is required to approve the amendment of the Purchase Plan. Because abstentions are counted as present for purposes of the vote on this matter but are not votes FOR this proposal, they have the same effect as votes AGAINST this proposal. Broker non-votes will not have any effect on this proposal.

 **THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THIS PROPOSAL.**

PROPOSAL 3: ADVISORY VOTE ON EXECUTIVE COMPENSATION

In accordance with Section 14A of the Exchange Act, we are asking stockholders to approve an advisory resolution on our executive compensation as reported in this Proxy Statement.

In making decisions with respect to compensation for our executive officers, the Compensation Committee is guided by a pay-for-performance philosophy. The Compensation Committee believes that a significant portion of each executive's total compensation opportunity should vary with achievement of the Company's annual and long-term financial, operational and strategic goals. In designing the compensation program for our executive officers, the Compensation Committee seeks to achieve the following key objectives:

Motivate Executives. The compensation program should encourage our executive officers to achieve the Company's annual and long-term goals.

Align Interests with Stockholders. The compensation program should align the interests of our executive officers with those of our stockholders, promoting actions that will have a positive impact on total stockholder return over the long term.

Attract and Retain Talented Executives. The compensation program should provide each executive officer with a total compensation opportunity that is market competitive. This objective is intended to ensure that we are able to attract and retain qualified executives while maintaining an appropriate cost structure for the Company.

We believe our executive compensation is structured in the manner that best serves the interests of the Company and its stockholders. We urge stockholders to read the *Compensation Discussion and Analysis* section of this Proxy Statement, which describes in more detail how our executive compensation policies and procedures operate and are designed to achieve our key objectives, as well as the Summary Compensation Table and other related compensation tables and narrative, appearing in this Proxy Statement, which provides detailed information on the compensation of our executive officers. These sections provide a more thorough review of our

compensation policies and how our compensation philosophy was implemented in 2016.

Accordingly, we are asking stockholders to approve the following advisory resolution at the Annual Meeting:

"RESOLVED, that the stockholders of Inseego Corp. (the "Company") approve, on an advisory and non-binding basis, the compensation of the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion in this Proxy Statement."

Effect of Proposal

The result of the say-on-pay vote is non-binding on us and our Board and Compensation Committee. As a result, the Board and Compensation Committee retain discretion to change executive compensation from time to time if they conclude that such a change would be in the best interest of the Company. No determination has been made as to what action, if any, would be taken if our stockholders fail to approve our executive compensation. However, our Board and Compensation Committee value the opinions of stockholders and will carefully consider the result of the say-on-pay vote.

We currently conduct say-on-pay votes on an annual basis, and we expect to conduct our next say-on-pay vote at our 2018 annual meeting of stockholders; subject to the results of the advisory vote on the frequency of future advisory votes on executive compensation to be held at the Annual Meeting.

Required Vote

Approval of this proposal requires the affirmative vote of a majority of the outstanding shares of common stock present in person or represented by proxy and entitled to vote on this proposal at the Annual Meeting. Because abstentions are counted as present for purposes of the vote on this matter but are not votes FOR this proposal, they have the same effect as votes AGAINST this proposal. Broker non-votes will not have any effect on this proposal.

 **THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THIS PROPOSAL.**

PROPOSAL 4: ADVISORY VOTE ON THE FREQUENCY OF THE ADVISORY VOTE ON EXECUTIVE COMPENSATION

In accordance with Section 14A of the Exchange Act, we are asking stockholders for an advisory vote on the frequency of future advisory votes on executive compensation. This advisory vote gives stockholders the opportunity to provide input to the Board as to how often the Company should include a proposal regarding executive compensation in its annual proxy statement. Stockholders may vote for the proposal to be included in the Company's proxy statement every one, two or three years or may abstain from voting.

Because the Board values stockholder input on executive compensation and believes that an annual advisory vote will provide the Board with regular input on important issues relating to executive compensation, the Board recommends that the advisory vote to approve executive compensation occur each year.

Effect of Proposal

The vote on the frequency of advisory votes to approve executive compensation is non-binding on us and our Board. Our Board values the opinions of stockholders and will carefully consider the results of this advisory vote. However, irrespective of the results of the advisory vote, the Board may decide to conduct an advisory vote to approve executive compensation on a more or less frequent basis as it determines would be in the best interest of the Company.

Recommendation and Vote Required

Our Board recommends that an advisory vote to approve executive compensation be held every year. Stockholders may vote for one of the following options: one year, two years, three years or abstain. Stockholders are not voting to approve or disapprove the recommendation of the Board. The proxy holders will vote all proxies received for ONE YEAR unless instructed otherwise. The next non-binding advisory vote on the frequency of the advisory vote to approve the compensation of our named executive officers will occur at the 2023 annual meeting of stockholders.

The frequency that receives a plurality of the votes cast will be considered the advisory vote of the Company's stockholders. Abstentions and broker non-votes will not have any effect on this proposal.

 **THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR "1 YEAR" FOR THIS PROPOSAL.**

PROPOSAL 5: RATIFICATION OF THE APPOINTMENT OF MAYER HOFFMAN MCCANN P.C. AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2017

The Audit Committee has appointed Mayer Hoffman McCann P.C. as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2017. The Board is asking stockholders to ratify this appointment. Although SEC regulations require the Company's independent registered public accounting firm to be engaged, retained and supervised by the Audit Committee, the Board considers the selection of an independent registered public accounting firm to be an important matter to stockholders and considers a proposal for stockholders to ratify such appointment to be an opportunity for stockholders to provide input to the Audit Committee and the Board on a key corporate governance issue. In the event that our stockholders do not ratify the appointment, it will be considered as a direction to our Audit Committee to consider the selection of a different firm.

Ernst & Young, LLP served as our independent registered public accounting firm for the years ended December 31, 2015 and 2014. On June 17, 2016, the Audit Committee approved the dismissal of Ernst & Young LLP as the Company's independent registered public accounting firm.

The reports of Ernst & Young LLP for the fiscal years ended December 31, 2015 and 2014 did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the two fiscal years ended December 31, 2015 and 2014 and the subsequent interim period through June 17, 2016, (i) there were no disagreements (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of Ernst & Young LLP would have caused Ernst & Young LLP to make reference to the subject matter of the disagreement in connection with its reports on the Company's consolidated financial statements, and (ii) there were no "reportable events" (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).

On June 17, 2016, the Audit Committee approved the appointment of Mayer Hoffman McCann P.C. to perform independent audit services principally for the Company. During the fiscal years ended December 31, 2015 and 2014 and the subsequent interim period through June 17, 2016 neither the Company nor anyone acting on its behalf consulted Mayer Hoffman McCann P.C. regarding any matters identified within Items 304(a)(2)(i) and (ii) of Regulation S-K.

The disclosures above were originally made in a Current Report on Form 8-K filed by us with the SEC on June 20, 2016 (the "Form 8-K"). We provided Ernst & Young LLP with a copy of the disclosures in the Form 8-K and requested that Ernst & Young LLP furnish us with a letter addressed to the SEC stating whether or not Ernst & Young LLP agreed with the above statements and, if not, stating the respects in which it did not agree. A copy of the letter, dated June 20, 2016, furnished by Ernst & Young LLP in response to that request, was filed as Exhibit 16.1 to the Form 8-K. We also provided Ernst & Young LLP with a copy of these Proxy Statement disclosures in advance of filing the Proxy Statement with the SEC, and they confirmed their agreement with the statements concerning them.

Representatives of Mayer Hoffman McCann P.C. are expected to be present at the Annual Meeting and will be offered the opportunity to make a statement if they so desire. They will also be available to answer questions. Representatives of Ernst & Young LLP are not expected to be present at the Annual Meeting.

The affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting is required to ratify the appointment of Mayer Hoffman McCann P.C. Abstentions will have the same effect as votes AGAINST this proposal. The ratification of the appointment of Mayer Hoffman McCann P.C. as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2017 is considered a routine matter under applicable rules. A broker, dealer, bank or other nominee may generally vote on routine matters, and therefore no broker non-votes are expected in connection with this proposal.

Principal Accountant Fees and Services

The following table sets forth fees for audit services rendered by Mayer Hoffman McCann P.C. for the audit of our consolidated financial statements for 2016 and Ernst & Young LLP for the audit of our consolidated financial statements for 2015, and fees for other services rendered by Mayer Hoffman McCann P.C. and Ernst & Young LLP during those respective years.

	2016[3]	2015
Audit Fees[1]	$ 1,218,221	$ 1,562,066
Audit-Related Fees[2]	—	230,400
Tax Fees	—	—
All Other Fees	—	—
Total	$ 1,218,221	$ 1,792,466

(1) Audit fees consist principally of fees for the audit of our annual consolidated financial statements, review of our interim consolidated financial statements and the audit of internal control over financial reporting.

(2) Audit-related fees consist primarily of fees for accounting consultations and any other audit and attestation services.

(3) Of the audit fees or the year ended December 31, 2016, a total of $298,582 was attributable to Ernst & Young LLP and a total of $919,639 was attributable to Mayer Hoffman McCann P.C. Mayer Hoffman McCann P.C. leases substantially all of its personnel, who work under the control of Mayer Hoffman McCann P.C. shareholders, from wholly-owned subsidiaries of CBIZ, Inc., including CBIZ MHM, LLC, in an alternative practice structure

Pre-Approval Policies and Procedures

The Audit Committee annually reviews and pre-approves certain audit and non-audit services that may be provided by our independent registered public accounting firm and establishes and pre-approves the aggregate fee level for these services. Any proposed services that would cause us to exceed the pre-approved aggregate fee amount must be pre-approved by the Audit Committee. All audit services for 2016 were pre-approved by the Audit Committee.

 **THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THIS PROPOSAL.**

REPORT OF THE AUDIT COMMITTEE

The Audit Committee assists the Board in fulfilling its responsibility to oversee management's implementation of the Company's financial reporting process. The Audit Committee Charter can be viewed on the Company's website at *www.inseego.com* and is available in print upon request. In discharging its oversight role, the Audit Committee reviewed and discussed the audited financial statements contained in the 2016 Annual Report on Form 10-K with the Company's management and its independent registered public accounting firm. Management is responsible for the financial statements and the reporting process, including the system of disclosure controls and procedures and internal control over financial reporting. The independent registered public accounting firm is responsible for expressing an opinion on the conformity of the Company's financial statements with accounting principles generally accepted in the United States and on the effectiveness of the Company's internal control over financial reporting.

The Audit Committee met with the independent registered public accounting firm and discussed issues deemed significant by the accounting firm, and the Audit Committee has discussed with the independent auditors the matters required to be discussed pursuant to Auditing Standard No. 1301, *Communications with Audit Committee*, as adopted by the Public Company Accounting Oversight Board. In addition, the Audit Committee discussed with the independent registered public accounting firm its independence from the Company and its management; received the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence; and considered whether the provision of non-audit services was compatible with maintaining the accounting firm's independence.

In reliance on the reviews and discussions outlined above, the Audit Committee recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2016, for filing with the SEC.

AUDIT COMMITTEE

James Ledwith, *Chair*
David Werner
Robert Pons

The foregoing Report of the Audit Committee is not ''soliciting material,'' is not deemed ''filed'' with the SEC, and shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing of ours under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended, except to the extent we specifically incorporate this report by reference.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who beneficially own more than 10% of our common stock to file initial reports of beneficial ownership and reports of changes in beneficial ownership with the SEC. These reporting persons are required by SEC rules to furnish us with copies of all Section 16(a) forms they file.

Based solely on a review of the copies of such forms furnished to us and written representations from our directors and executive officers, we believe that all Section 16(a) filing requirements applicable to our directors, executive officers and greater than 10% stockholders were complied with during the 2016 fiscal year.

STOCKHOLDER PROPOSALS

Stockholder Proposals for Inclusion in 2018 Proxy Statement. In order to be included in our proxy materials for our 2018 annual meeting of stockholders, a stockholder proposal or information about a proposed director candidate must be timely received in writing by the Company at Inseego Corp., Attention: Secretary, 9605 Scranton Road, Suite 300, San Diego, California 92121, by January 3, 2018, and otherwise comply with all requirements of the SEC, the General Corporation Law of Delaware and the Bylaws.

Stockholder Proposals to be presented at the 2018 Annual Meeting of Stockholders. If you do not wish to submit a proposal or information about a proposed director candidate for inclusion in next year's proxy materials, but instead wish to present it directly at the 2018 annual meeting of stockholders, you must give timely written notice of the proposal to our Secretary. To be timely, the notice must be received no earlier than February 14, 2018 and no later than March 16, 2018. The notice must describe the stockholder proposal in reasonable detail and provide certain other information required by our Bylaws, a copy of which is available upon request from our Secretary at the above address.

MISCELLANEOUS AND OTHER MATTERS

The Board knows of no other matters to be presented for stockholder action at the Annual Meeting. However, if other matters do properly come before the Annual Meeting or any adjournment or postponements thereof, the Board intends that the persons named in the proxies will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors,

Lance W. Bridges

Lance Bridges
Senior Vice President, General Counsel and Secretary

San Diego, California
April 28, 2017

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE VOTE YOUR SHARES ONLINE, BY TELEPHONE OR, IF YOU REQUESTED PRINTED COPIES OF THESE MATERIALS, BY SIGNING AND PROMPTLY RETURNING YOUR PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED. YOU MAY REVOKE YOUR PROXY AT ANY TIME PRIOR TO THE ANNUAL MEETING. THANK YOU FOR YOUR ATTENTION TO THIS MATTER. YOUR PROMPT RESPONSE WILL GREATLY FACILITATE ARRANGEMENTS FOR THE ANNUAL MEETING.

AMENDED AND RESTATED
INSEEGO CORP.
2000 EMPLOYEE STOCK PURCHASE PLAN

SECTION 1

PURPOSE

Inseego Corp. hereby amends and restates the Novatel Wireless, Inc. 2000 Employee Stock Purchase Plan into this Inseego Corp. 2000 Employee Stock Purchase Plan, in order to provide eligible employees of the Company and its participating Subsidiaries with the opportunity to purchase Common Stock through payroll deductions. The Plan is intended to qualify as an employee stock purchase plan under Section 423(b) of the Code.

SECTION 2

DEFINITIONS

2.1 "1934 Act" means the Securities Exchange Act of 1934, as amended. Reference to a specific Section of the 1934 Act or regulation thereunder shall include such Section or regulation, any valid regulation promulgated under such Section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such Section or regulation.

2.2 "Board" means the Board of Directors of the Company.

2.3 "Code" means the Internal Revenue Code of 1986, as amended. Reference to a specific Section of the Code or regulation thereunder shall include such Section or regulation, any valid regulation promulgated under such Section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such Section or regulation.

2.4 "Committee" shall mean the committee appointed by the Board to administer the Plan. Any member of the Committee may resign at any time by notice in writing mailed or delivered to the Secretary of the Company. As of the effective date of the Plan, the Committee shall be the Compensation Committee of the Board.

2.5 "Common Stock" means the common stock of the Company.

2.6 "Company" means Inseego Corp., a Delaware corporation.

2.7 "Compensation" means a Participant's regular wages. The Committee, in its discretion, may (on a uniform and nondiscriminatory basis) establish a different definition of Compensation prior to an Enrollment Date for all options to be granted on such Enrollment Date.

2.8 "Eligible Employee" means every Employee of an Employer, except (a) any Employee who immediately after the grant of an option under the Plan, would own stock and/or hold outstanding options to purchase stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or of any Subsidiary of the Company (including stock attributed to such Employee pursuant to Section 424(d) of the Code), (b) to the extent that such purchase would cause such Eligible Employee to have options or rights to purchase more than $25,000 in shares of Common Stock under the Plan (and under all other employee stock purchase plans of the Company and its Subsidiaries which qualify for treatment under Section 423 of the Code) for any calendar year in which such rights are outstanding (based on share price, determined as of the date such rights are granted), or (c) as provided in the following sentence. The Committee, in its discretion, from time to time may, prior to an Enrollment Date for all options to be granted on such Enrollment Date, determine (on a uniform and nondiscriminatory basis) that an Employee shall not be an Eligible Employee if he or she: (1) has not completed at least two years of service since his or her last hire date (or such lesser period of time as may be determined by the Committee in its discretion), (2) customarily works not more than 20 hours per week (or such lesser period of time as may be determined by the Committee in its discretion), (3) customarily works not more than 5 months per calendar year (or such lesser period of time as may be determined by the Committee in its discretion), or (4) is a highly compensated employee (within the meaning of Section 414(q) of the Code).

2.9 "Employee" means an individual who is a common-law employee of any Employer, whether such employee is so employed at the time the Plan is adopted or becomes so employed subsequent to the adoption of the Plan.

2.10   "Employer" or "Employers" means any one or all of the Company, and those Subsidiaries which, with the consent of the Board, have adopted the Plan.

2.11   "Enrollment Date" means such dates as may be determined by the Committee (in its discretion and on a uniform and nondiscriminatory basis) from time to time.

2.12   "Grant Date" means any date on which a Participant is granted an option under the Plan.

2.13   "Participant" means an Eligible Employee who (a) has become a Participant in the Plan pursuant to Section 4.1 and (b) has not ceased to be a Participant pursuant to Section 7 or Section 8.

2.14   "Plan" means the Inseego Corp. 2000 Employee Stock Purchase Plan, as set forth in this instrument and as hereafter amended from time to time.

2.15   "Purchase Date" means such dates as may be determined by the Committee (in its discretion and on a uniform and nondiscriminatory basis) from time to time prior to an Enrollment Date for all options to be granted on such Enrollment Date.

2.16   "Subsidiary" means any corporation in an unbroken chain of corporations beginning with the Company if each of the corporations other than the last corporation in the unbroken chain then owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

SECTION 3

SHARES SUBJECT TO THE PLAN

3.1   Number Available. 89,676 1,089,676 shares of Common Stock are currently available for issuance pursuant to the Plan. Shares sold under the Plan may be newly issued shares or treasury shares.

3.2   Adjustments. In the event of any reorganization, recapitalization, stock split, reverse stock split, stock dividend, combination of shares, merger, consolidation, offering of rights or other similar change in the capital structure of the Company, the Board may make such adjustment, if any, as it deems appropriate in the number, kind and purchase price of the shares available for purchase under the Plan and in the maximum number of shares subject to any option under the Plan.

SECTION 4

ENROLLMENT

4.1   Participation. Each Eligible Employee may elect to become a Participant by enrolling or re-enrolling in the Plan effective as of any Enrollment Date. In order to enroll, an Eligible Employee must complete, sign and submit to the Company an enrollment form in such form, manner and by such deadline as may be specified by the Committee from time to time (in its discretion and on a nondiscriminatory basis). Any Participant whose option expires and who has not withdrawn from the Plan automatically will be re-enrolled in the Plan on the Enrollment Date immediately following the Purchase Date on which his or her option expires.

4.2   Payroll Withholding. On his or her enrollment form, each Participant must elect to make Plan contributions via payroll withholding from his or her Compensation. Pursuant to such procedures as the Committee may specify from time to time, a Participant may elect to have withholding equal to a whole percentage from 1% to 10%. A Participant may elect to increase or decrease his or her rate of payroll withholding by submitting a new enrollment form in accordance with such procedures as may be established by the Committee from time to time. A Participant may stop his or her payroll withholding by submitting a new enrollment form in accordance with such procedures as may be established by the Committee from time to time. In order to be effective as of a specific date, an enrollment form must be received by the Company no later than the deadline specified by the Committee, in its discretion and on a nondiscriminatory basis, from time to time. Any Participant who is automatically re-enrolled in the Plan will be deemed to have elected to continue his or her contributions at the percentage last elected by the Participant.

SECTION 5

OPTIONS TO PURCHASE COMMON STOCK

5.1   Grant of Option. On each Enrollment Date on which the Participant enrolls or re-enrolls in the Plan, he or she shall be granted an option to purchase shares of Common Stock.

5.2 Duration of Option. Each option granted under the Plan shall expire on the earliest to occur of (a) the completion of the purchase of shares on the last Purchase Date occurring within 6 months of the Grant Date of such option, (b) such shorter option period as may be established by the Committee from time to time prior to an Enrollment Date for all options to be granted on such Enrollment Date, or (c) the date on which the Participant ceases to be a Participant for any reason. Until otherwise determined by the Committee for all options to be granted on an Enrollment Date, the period referred to in clause (b) in the preceding sentence shall mean the period from the applicable Enrollment Date through the last business day prior to the immediately following Enrollment Date.

5.3 Number of Shares Subject to Option. The number of shares available for purchase by each Participant under the option will be established by the Committee from time to time prior to an Enrollment Date for all options to be granted on such Enrollment Date, provided that the maximum number of shares available for purchase by each Participant under the option shall not exceed 5,000, subject to adjustment as provided in Section 3.2.

5.4 Other Terms and Conditions. Each option shall be subject to the following additional terms and conditions:

(a) payment for shares purchased under the option shall be made only through payroll withholding under Section 4.2;

(b) purchase of shares upon exercise of the option will be accomplished only in accordance with Section 6.1;

(c) the price per share under the option will be determined as provided in Section 6.1, provided that the price per share shall not be less than the par value per share; and

(d) the option in all respects shall be subject to such other terms and conditions (applied on a uniform and nondiscriminatory basis), as the Committee shall determine from time to time in its discretion.

SECTION 6

PURCHASE OF SHARES

6.1 Exercise of Option. Subject to Section 6.2, on each Purchase Date, the funds then credited to each Participant's account shall be used to purchase whole shares of Common Stock. Any cash remaining after whole shares of Common Stock have been purchased shall be carried forward in the Participant's account for the purchase of shares on the next Purchase Date. The price per Share of the Shares purchased under any option granted under the Plan shall be eighty-five percent (85%) of the lower of:

(a) the closing price per Share on the Grant Date for such option on the NASDAQ National Market System; and

(b) the closing price per Share on the Purchase Date on the NASDAQ National Market System.

6.2 Delivery of Shares. As directed by the Committee in its sole discretion, shares purchased on any Purchase Date shall be delivered directly to the Participant or to a custodian or broker (if any) designated by the Committee to hold shares for the benefit of the Participants. As determined by the Committee from time to time, such shares shall be delivered as physical certificates or by means of a book entry system.

6.3 Exhaustion of Shares. If at any time the shares available under the Plan are over-enrolled, enrollments shall be reduced proportionately to eliminate the over-enrollment. Such reduction method shall be "bottom up," with the result that all option exercises for one share shall be satisfied first, followed by all exercises for two shares, and so on, until all available shares have been exhausted. Any funds that, due to over-enrollment, cannot be applied to the purchase of whole shares shall be refunded to the Participants (without interest thereon).

SECTION 7

WITHDRAWAL

7.1 Withdrawal. A Participant may withdraw from the Plan by submitting a completed enrollment form to the Company. A withdrawal will be effective only if it is received by the Company by the deadline specified by the Committee (in its discretion and on a uniform and nondiscriminatory basis) from time to time. When a withdrawal becomes effective, the Participant's payroll contributions shall cease and all amounts then credited to the Participant's account shall be distributed to him or her (without interest thereon).

SECTION 8

CESSATION OF PARTICIPATION

8.1   Termination of Status as Eligible Employee. A Participant shall cease to be a Participant immediately upon the cessation of his or her status as an Eligible Employee (for example, because of his or her termination of employment from all Employers for any reason). As soon as practicable after such cessation, the Participant's payroll contributions shall cease and all amounts then credited to the Participant's account shall be distributed to him or her (without interest thereon). If a Participant is on a Company-approved leave of absence, his or her participation in the Plan shall continue for so long as he or she remains an Eligible Employee and has not withdrawn from the Plan pursuant to Section 7.1.

SECTION 9

ADMINISTRATION

9.1   Plan Administrator. The Plan shall be administered by the Committee. The Committee shall have the authority to control and manage the operation and administration of the Plan.

9.2   Actions by Committee. Each decision of a majority of the members of the Committee then in office shall constitute the final and binding act of the Committee. The Committee may act with or without a meeting being called or held and shall keep minutes of all meetings held and a record of all actions taken by written consent.

9.3   Powers of Committee. The Committee shall have all powers and discretion necessary or appropriate to supervise the administration of the Plan and to control its operation in accordance with its terms, including, but not by way of limitation, the following discretionary powers:

(a)   To interpret and determine the meaning and validity of the provisions of the Plan and the options and to determine any question arising under, or in connection with, the administration, operation or validity of the Plan or the options;

(b)   To determine any and all considerations affecting the eligibility of any employee to become a Participant or to remain a Participant in the Plan;

(c)   To cause an account or accounts to be maintained for each Participant;

(d)   To determine the time or times when, and the number of shares for which, options shall be granted;

(e)   To establish and revise an accounting method or formula for the Plan;

(f)   To designate a custodian or broker to receive shares purchased under the Plan and to determine the manner and form in which shares are to be delivered to the designated custodian or broker;

(g)   To determine the status and rights of Participants and their Beneficiaries or estates;

(h)   To employ such brokers, counsel, agents and advisers, and to obtain such broker, legal, clerical and other services, as it may deem necessary or appropriate in carrying out the provisions of the Plan;

(i)   To establish, from time to time, rules for the performance of its powers and duties and for the administration of the Plan;

(j)   To adopt such procedures and sub-plans as are necessary or appropriate to permit participation in the Plan by employees who are foreign nationals or employed outside of the United States;

(k)   To delegate to any one or more of its members or to any other person, severally or jointly, the authority to perform for and on behalf of the Committee one or more of the functions of the Committee under the Plan.

9.4   Decisions of Committee. All actions, interpretations, and decisions of the Committee shall be conclusive and binding on all persons, and shall be given the maximum possible deference allowed by law.

9.5   Administrative Expenses. All expenses incurred in the administration of the Plan by the Committee, or otherwise, including legal fees and expenses, shall be paid and borne by the Employers, except any stamp duties or transfer taxes applicable to the purchase of shares may be charged to the account of each Participant. Any brokerage fees for the purchase of shares by a Participant shall be paid by the Company, but fees and taxes (including brokerage fees) for the transfer, sale or resale of shares by a Participant, or the issuance of physical share certificates, shall be borne solely by the Participant.

9.6   Eligibility to Participate. No member of the Committee who is also an employee of an Employer shall be excluded from participating in the Plan if otherwise eligible, but he or she shall not be entitled, as a member of the Committee, to act or pass upon any matters pertaining specifically to his or her own account under the Plan.

9.7   Indemnification. Each of the Employers shall, and hereby does, indemnify and hold harmless the members of the Committee and the Board, from and against any and all losses, claims, damages or liabilities (including attorneys' fees and amounts paid, with the approval of the Board, in settlement of any claim) arising out of or resulting from the implementation of a duty, act or decision with respect to the Plan, so long as such duty, act or decision does not involve gross negligence or willful misconduct on the part of any such individual.

SECTION 10

AMENDMENT, TERMINATION, AND DURATION

10.1   Amendment, Suspension, or Termination. The Board, in its sole discretion, may amend or terminate the Plan, or any part thereof, at any time and for any reason. If the Plan is terminated, the Board, in its discretion, may elect to terminate all outstanding options either immediately or upon completion of the purchase of shares on the next Purchase Date, or may elect to permit options to expire in accordance with their terms (and participation to continue through such expiration dates). If the options are terminated prior to expiration, all amounts then credited to Participants' accounts which have not been used to purchase shares shall be returned to the Participants (without interest thereon) as soon as administratively practicable.

10.2   Duration of the Plan. The Plan shall commence on the date specified herein, and subject to Section 10.1 (regarding the Board's right to amend or terminate the Plan), shall remain in effect until ~~June 18, 2019~~ June 18, 2024.

SECTION 11

GENERAL PROVISIONS

11.1   Participation by Subsidiaries. One or more Subsidiaries of the Company may become participating Employers by adopting the Plan and obtaining approval for such adoption from the Board. By adopting the Plan, a Subsidiary shall be deemed to agree to all of its terms, including (but not limited to) the provisions granting exclusive authority (a) to the Board to amend the Plan, and (b) to the Committee to administer and interpret the Plan. An Employer may terminate its participation in the Plan at any time. The liabilities incurred under the Plan to the Participants employed by each Employer shall be solely the liabilities of that Employer, and no other Employer shall be liable for benefits accrued by a Participant during any period when he or she was not employed by such Employer.

11.2   Inalienability. In no event may either a Participant, a former Participant or his or her Beneficiary, spouse or estate sell, transfer, anticipate, assign, hypothecate, or otherwise dispose of any right or interest under the Plan; and such rights and interests shall not at any time be subject to the claims of creditors nor be liable to attachment, execution or other legal process. Accordingly, for example, a Participant's interest in the Plan is not transferable pursuant to a domestic relations order.

11.3   Severability. In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

11.4   Requirements of Law. The granting of options and the issuance of shares shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or securities exchanges as the Committee may determine are necessary or appropriate.

11.5   Compliance with Rule 16b-3. Any transactions under this Plan with respect to officers (as defined in Rule 16a-1 promulgated under the 1934 Act) are intended to comply with all applicable conditions of Rule 16b-3. To the extent any provision of the Plan or action by the Committee fails to so comply, it shall be deemed null and void, to the extent permitted by law and deemed advisable by the Committee. Notwithstanding any contrary provision of the Plan, if the Committee specifically determines that compliance with Rule 16b-3 no longer is required, all references in the Plan to Rule 16b-3 shall be null and void.

11.6   No Enlargement of Employment Rights. Neither the establishment or maintenance of the Plan, the granting of options, the purchase of shares, nor any action of any Employer or the Committee, shall be held or construed to confer upon any individual any right to be continued as an employee of the Employer nor, upon dismissal, any right or interest in any specific assets of the Employers other than as provided in the Plan. Each Employer expressly reserves the right to discharge any employee at any time, with or without cause.

11.7   <u>Apportionment of Costs and Duties</u>. All acts required of the Employers under the Plan may be performed by the Company for itself and its Subsidiaries, and the costs of the Plan may be equitably apportioned by the Committee among the Company and the other Employers. Whenever an Employer is permitted or required under the terms of the Plan to do or perform any act, matter or thing, it shall be done and performed by any officer or employee of the Employers who is thereunto duly authorized by the Employers.

11.8   <u>Construction and Applicable Law</u>. The Plan is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423(b) of the Code. Any provision of the Plan which is inconsistent with Section 423(b) of the Code shall, without further act or amendment by the Company or the Committee, be reformed to comply with the requirements of Section 423(b). The provisions of the Plan shall be construed, administered and enforced in accordance with such Section and with the laws of the State of California (excluding California's conflict of laws provisions).

11.9   <u>Captions</u>. The captions contained in and the table of contents affixed to the Plan are inserted only as a matter of convenience, and in no way define, limit, enlarge or describe the scope or intent of the Plan nor in any way shall affect the construction of any provision of the Plan.

inseego

IMPORTANT ANNUAL MEETING INFORMATION 000004

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Electronic Voting Instructions

Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 1:00 a.m., Pacific Time, on June 14, 2017.

Vote by Internet

- Go to **www.investorvote.com/INSG**
- Or scan the QR code with your smartphone
- Follow the steps outlined on the secure website

Vote by telephone

- Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada on a touch tone telephone
- Follow the instructions provided by the recorded message

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Annual Meeting Proxy Card 1234 5678 9012 345

▼ **IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.** ▼

A Proposals — THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" the director nominee in Proposal 1, "FOR" the approval of Proposals 2 and 3, "1 YEAR" for Proposal 4 and "FOR" the approval of Proposal 5.

1. Elect one director to serve until the 2020 Annual Meeting of Stockholders.

	For	Withhold
01 - Philip Falcone	☐	☐

	For	Against	Abstain
2. Approve the amendment of the Company's Amended and Restated 2000 Employee Stock Purchase Plan to increase the number of shares issuable under the plan by 1,000,000 shares and extend the term of the plan by five years.	☐	☐	☐
3. Approve, in an advisory vote, the compensation paid to the Company's named executive officers.	☐	☐	☐

	1 Year	2 Years	3 Years	Abstain
4. Approve, in an advisory vote, the frequency of future advisory votes on the compensation paid to the Company's named executive officers.	☐	☐	☐	☐

	For	Against	Abstain
5. Ratify the appointment of Mayer Hoffman McCann P.C. as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2017.	☐	☐	☐

B Non-Voting Items

Change of Address — Please print your new address below.

Comments — Please print your comments below.

Meeting Attendance
Mark the box to the right if you plan to attend the Annual Meeting. ☐

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below. / /

Signature 1 — Please keep signature within the box.

Signature 2 — Please keep signature within the box.

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MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND

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▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

inseego

Proxy — Inseego Corp.

Annual Meeting of Stockholders — June 14, 2017

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

The undersigned stockholder(s) of Inseego Corp. (the "**Company**") acknowledges receipt of a copy of the Notice of Annual Meeting and Proxy Statement, each dated April 28, 2017, and, revoking any proxy heretofore given, hereby appoints Lance Bridges and Michael Newman, and each of them, the proxy of the undersigned, with full power of substitution, to vote all stock of the Company which the undersigned is entitled to vote at the Annual Meeting of Stockholders of the Company (the "**Annual Meeting**") to be held on June 14, 2017, at 1:00 p.m., local time, at the Company's headquarters located at 9605 Scranton Road, Suite 300, San Diego, CA 92121, and any adjournments or postponements thereof, as fully and with the same force and effect as the undersigned might or could do if personally present thereat, as set forth herein.

When properly executed, this Proxy will be voted as directed herein or, if not otherwise indicated, will be voted "FOR" the director nominee in Proposal 1, "FOR" the approval of Proposals 2 and 3, "1 YEAR" for Proposal 4 and "FOR" the approval of Proposal 5. In their discretion, the proxy holders are authorized to vote upon such other business as may properly come before the Annual Meeting and any adjournment or postponement thereof.

Please complete, sign, date and return this Proxy as promptly as possible in the postage-paid return envelope provided.

(Items to be voted appear on reverse side.)